Exhibit 99.1

SENSTAR TECHNOLOGIES LTD.
NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
July 12, 2023
__________________

Dear Shareholders:

You are cordially invited to attend the Special General Meeting of the Shareholders, or the Meeting, of Senstar Technologies Ltd. to be held at 10:00 am (Israel time) on Wednesday, July 12, 2023, at our offices at 7 Menachem Begin Road (Gibor-Sport Tower), Ramat Gan, Israel (the telephone number at that address is +972-74-794-5200).

At the Meeting, shareholders will be asked to adopt the following resolution, as further detailed in the attached proxy statement:

1.	To ratify and approve Mr. Amit Ben-Zvi’s appointment as director for term expiring at our 2023 Annual General Meeting of Shareholders;
2.
To re-approve the compensation of the Company's directors associated with the controlling shareholder including but not limited to: (1) terms of employment of the chairman of the board; and (2) the issuance and delivery of indemnification letters; and

3.	To approve the amended and restated Articles of Association of the Company.

Shareholders of record at the close of business on June 14, 2023 are entitled to notice of and to vote at the Meeting.  You are also entitled to vote at the Meeting if you hold our ordinary shares through a bank, broker, or another nominee which is one of our shareholders of record at the close of business on June 14, 2023, or who appears in the participant listing of a securities depository on that date. You can vote either by mailing in your proxy or in person by attending the Meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If you attend the Meeting, you may vote in person, and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Each ordinary share is entitled to one vote upon each of the matters to be presented at the Meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals.  In addition, a special majority vote will be required for approval of proposals no. 2 and 3.  In order to approve proposals no. 2, the affirmative vote of the ordinary shares must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding ordinary shares. Proposed resolutions no. 3, require a special majority of 75% of the total number of votes of the shareholders participating in the meeting.

This notice is being sent to shareholders in accordance with the requirements of the Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000.  The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law, 5759-1999, is June 13, 2023.

We will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders after the record date for the Meeting.  Shareholders may also review the proxy statement on our company’s website at www.senstartechnologies.com or at our principal executive offices at 7 Menachem Begin Road, Ramat-Gan, Israel, upon prior notice and during regular working hours (telephone number: +972-74-794-5200) until the date of the Meeting.

By Order of the Board of Directors Tomer Hay CFO
Ramat Gan, Israel
June 7, 2023

SENSTAR TECHNOLOGIES LTD.
7 Menachem Begin Road
Ramat Gan 5268102, Israel
__________________

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS
July 12, 2023

__________________

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Senstar Technologies Ltd. to be voted at the Special General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders.  The Meeting will be held at 10:00 am (Israel time) on Wednesday, July 12, 2023, at our offices at 7 Menachem Begin Road (Gibor-Sport Tower), Ramat Gan, Israel.

This Proxy Statement, the attached Notice of the Special General Meeting, and the enclosed proxy card will be mailed to shareholders on or about June 21, 2023.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters:

1.	To ratify and approve Mr. Amit Ben-Zvi’s appointment as director for term expiring at our 2023 Annual General Meeting of Shareholders;
2.
To re-approve the compensation of the Company's directors associated with the controlling shareholder including but not limited to: (1) terms of employment of the chairman of the board; and (2) the issuance and delivery of indemnification letters; and

3.	To approve the Company's amended and restated Articles of Association.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 1.00 per share, as of the close of business on June 14, 2023, are entitled to notice of and to vote in person or by proxy at the Meeting.

As of June 14, 2023, we had 23,309,987 ordinary shares outstanding.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee, or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so at least forty-eight (48) hours prior to the appointed time of the Meeting.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing, and mailing the enclosed proxy card in the enclosed postage-paid envelope or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee, or nominee. The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If directions are not given, or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Company Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request it.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee, or nominee or, if you have obtained a legal proxy from your broker, bank, trustee, or nominee, giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting.  The presence of two shareholders, holding at least one-third (1/3) of our total voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.  A Meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  At the reconvened Meeting, the required quorum consists of any two shareholders present in person or by proxy.

Abstentions and broker non-votes will be counted toward the quorum.  Broker non-votes occur when brokers hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters, such as the election of directors.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote upon each of the matters to be presented at the Meeting. The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals.

Resolution 1 requires a simple majority of the total number of votes cast at the meeting, excluding abstentions.

In addition, a special majority vote will be required for approval of proposals no. 2 and 3. In order to approve proposal no. 2, the affirmative vote of the ordinary shares must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding ordinary shares. Proposed resolution no. 3, requires a special majority of 75% of the total number of votes of the shareholders participating in the meeting.

Cost of Soliciting Votes for the Special Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone, or by electronic communication, by our directors, officers, and employees.  We will reimburse brokerage houses and other custodians, nominees, and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our stock.

Voting Results of the Special General Meeting

We will publish the final voting results in a Form 6-K filed with the SEC promptly following the Meeting.  You may obtain a copy of the Form 6-K through any of the following means:

•	reviewing our SEC filings under the heading “SEC Filings” within the “Investors’ Relations” section of our website at www.senstartechnologies.com; or

•	reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT; EXECUTIVE COMPENSATION

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares, as of June 11, 2023, by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding shares; and

•	All of our executive officers and directors as a group.

Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power.  The percentage ownership of each such person is based on the number of ordinary shares outstanding as of June 11, 2023, and includes the number of ordinary shares underlying options and warrants that are exercisable within sixty (60) days from the date of June 11, 2023.  Ordinary shares subject to these options and warrants are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options and warrants but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.  The information in the table below is based on 23,309,987 ordinary shares outstanding as of June 11, 2023.  Each of our outstanding ordinary shares has identical rights in all respects. The information in the table below with respect to the beneficial ownership of shareholders is based on the public filings of such shareholders with the SEC through June 11, 2023, and information provided to us by such shareholders.  Unless otherwise noted below, each shareholder’s address is c/o Senstar Technologies Ltd., 7 Menachem Begin Road, Ramat Gan 5268102, Israel.

Name	Number of Shares	Percentage
FIMI Opportunity Five (Delaware), Limited Partnership (1)	4,646,924	19.9%
FIMI Israel Opportunity Five, Limited Partnership (1)	5,207,235	22.4%
All directors and executive officers as group (8 persons) (2)	56,751	( *)
_____________

* Less than 1%

(1)
Based on Schedule 13D/A filed with the SEC on October 11, 2016 and other information available to us. The address of FIMI Opportunity Five (Delaware), Limited Partnership and FIMI Israel Opportunity Five, Limited Partnership is c/o FIMI FIVE 2012 Ltd., ALON 2 Tower, 94 Yigal Alon St., Tel-Aviv, Israel.

(2)
Consists of (i) 13,750 ordinary shares directly or beneficially owned by our directors and executive officers; and (ii) 43,001 ordinary shares issuable upon the exercise of currently exercisable options or options that vest within 60 days of June 11, 2023.

The annual compensation earned during 2022 by our five most highly-compensated senior office holders is outlined in Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the Securities and Exchange Commission on April 20, 2023, a copy of which is available on our website at www.senstartechnologies.com.

I.           TO RATIFY AND APPROVE MR. AMIT BEN-ZVI’S APPOINTMENT AS DIRECTOR FOR A TERM
EXPIRING AT OUR 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS
(Item 1 on the Proxy Card)

You are being asked to ratify and approve the board of director’s decision to appoint Mr. Amit Ben-Zvi as director.

Pursuant to our Articles of Association, the board of directors certified to appoint from time to time any other person as a Director or additional Directors to the Company, whether to fill the office of a Director that has been vacated or for any reason, provided that the total number of Directors will not exceed the maximum number of 11. Any director appointed so will hold this position until the first General Meeting, as such.

Mr. Ben-Zvi was appointed by our board of director’s effective April 21, 2023 for term expiring at this Meeting.

In accordance with the Israeli Companies Law, Mr. Ben-Zvi has certified to us that he meets all the requirements of the Israeli Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his duties as a director of the company, taking into account the size and special needs of the company.

Biographical information concerning each of the nominees is set forth below:

Mr. Ben-Zvi has served as a Senior Partner of FIMI Opportunity Fund since 2012. From 1998 to 2012, Mr. Ben-Zvi served in senior executive positions: COO at Top Image Systems (NASDAQ: TASE), CEO at ISYS Operational Management Systems, CEO at Wizcom Technologies (FRANKFURT), GM Europe & Japan at Magic Software Enterprise (NASDAQ: TASE) and CEO at Hermes Logistics Technologies. In his current role at FIMI, Mr. Ben-Zvi currently serves as the Board Chairman of Unitronics (R"G) (1989) Ltd (TASE), Utron Ltd. (TASE), Y. Stern Engineering (1989) Ltd., Din Marketing & Roasting (2021) Ltd., and is a Director of E & M Computing Ltd. (TASE), HIPER Global Ltd. (TASE), Ashot Ashkelon Industries Ltd. (TASE), C. Mer Industries Ltd. (TASE), and Amal Holdings A.D. Ltd.

Mr. Ben-Zvi holds a B.A. degree in Accounting and a LL.B. degree (Bachelor of Law), Cum Laude, from Tel Aviv University.

It is therefore proposed that at the Meeting, the shareholders will adopt the following resolution:

RESOLVED, to approve the appointment of Mr. Amit Ben-Zvi, effective immediately, and until the next Annual General shareholders’ meeting, to serve as a director of the Company.

II.           RE-APPROVE THE COMPENSATION OF THE COMPANY'S DIRECTORS ASSOCIATED
WITH OUR CONTROLLING SHAREHOLDER INCLUDING BUT NOT LIMITED TO: (1) THE COMPENSATION, IN
ACCORDANCE WITH THE COMPENSATION REGULATIONS OF THE COMPANIES REGULATIONS TERMS OF
EMPLOYMENT OF THE CHAIRMAN OF THE BOARD; AND (2) THE ISSUANCE AND DELIVERY OF
INDEMNIFICATION LETTERS
(Item 2 on the Proxy Card)

Pursuant to the Israeli Companies Law, the compensation of the Company's directors who are affiliated with FIMI, the Company’s controlling shareholder (i.e., Mr. Gillon Beck and Mr. Amit Ben-Zvi), must be in accordance with the Compensation Policy and must be approved every three (3) years by the Compensation Committee, the Board and the shareholders (excluding D&O Insurance).

Mr. Beck and Mr. Ben-Zvi are entitled to the same compensation as all the other directors in the Company of an annual fee of NIS 90,000 (approximately $25,000) and a fee of NIS 4,000 (approximately $1,110) for each board meeting that they attended. Such amounts are linked to the Israeli consumer price index, or CPI, and are updated on a semi-annual basis and accordingly, are adjusted to reflect changes in the CPI in February and August, each year, in accordance with the compensation regulations of the Companies Regulations (rules regarding compensation and expenses for an external director), 2000.  In addition to the directors' fees paid to all of our directors as described above, Mr. Beck is also entitled to: (i) monthly payment of NIS 15,000 (approximately $3,750) for time devoted to such position (approximately 20% of his business week); and (ii) an annual cash bonus of $30,000 payable in the event our net profit pursuant to our annual audited and consolidated financial statement exceeds $5,000,000. The annual cash bonus will be paid, if earned, as set forth in the Compensation Policy. The Chairman’s annual cash bonus plan has been in effect since fiscal year 2015, but has not been paid to date.

In addition, Mr. Beck and Mr. Ben-Zvi will also benefit from D&O liability insurance in the same terms as applies to all of the Company's other directors and officers and in accordance with the Company's Compensation Policy, and receive from the Company indemnification letters in the same format as provided to all the Company's other directors (as set forth in Exhibit A).

It should be noted that the total amount of indemnification that is payable by the Company in accordance with the Indemnification Letter to all of its directors and officers in the aggregate, shall not exceed, at all circumstances, more than 25% the Company's equity, according to the Company's latest consolidated financial statements, prior to the date that the indemnity was given.

Our Compensation Committee and Board of Directors have approved, and recommended that the Company’s shareholders approve renewal of the terms of service and compensation of Mr. Beck as chairman of the board of directors of the Company and of Mr. Ben-Zvi as a director, in accordance with the Israeli Companies Law.

There are no changes to the renewed terms of service and compensation of Mr. Beck and Mr. Ben-Zvi in relation to the terms of service and compensation previously approved, in 2016 and 2019, by the Company and will apply to all directors.

Our Compensation Committee and Board of Directors believe that such compensation is in our best interest and is in line with the compensation policy and objectives as set forth in the our Compensation Policy and in compliance with its provisions. When reaching their conclusion, our Compensation Committee and Board of Directors took into account the considerations that are set forth in in the Compensation Policy.

In light of Mr. Beck’s and Mr. Ben-Zvi’s affiliation with the FIMI funds, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a personal interest in the resolution and who participate in the voting at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that voted against the resolution do not represent more than 2% of the total voting rights in the Company.

It is therefore proposed that at the Meeting, the shareholders will adopt the following resolution:

RESOLVED, to re-approve the compensation of the Company's directors associated with the controlling shareholder for a period of three (3) years including but not limited to: (1) the compensation, in accordance with the compensation regulations of the companies regulations and terms of employment of the chairman of the board; and (2) the issuance and delivery of indemnification letters set forth in Exhibit A, to the full extent permitted by the law and in accordance with the Company's Compensation Policy, and D&O insurance under the same conditions as the other directors.

FURTHER RESOLVED, that the compensation renewal is in the best interest of the Company, in line with the compensation policy, under market conditions and will not materially affect the profitability of the Company, its assets or liabilities.

III.           APPROVAL OF THE COMPANY’S AMENDED AND RESTATED ARTICLES OF ASSOCIATION
(Item 3 on the Proxy Card)

The Board of Directors recommends that to the General Meeting, the shareholders approve a replacement of the Company's Articles of Association in the form attached as Exhibit B (the "Amended Articles"). The Board of Directors considered the need to replace the Company's Articles of Association, among other things, taking into account the willingness to allow the distribution of dividends, in accordance with the Israeli Companies Law, by the Board of Directors without the need to receive additional approvals and the ability to approve a merger and reorganization by a simple majority instead of requiring 75% of the total number of votes cast at the meeting, excluding abstentions. Our Board of Directors determined that it is in the best interest of the Company and its shareholders to adopt the new Amended Articles including these changes.

Companies like the Company which were registered prior to the adoption of the Companies Law, require higher majorities than are required in the Companies Law - in most cases, a simple majority - to amend their Articles of Association.  The Amended Articles equate the Company's requirements in that regard with the requirements for companies registered after the Companies Law.

The approval of this Proposal requires 75% of the total number of votes cast at the meeting, excluding abstentions.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

RESOLVED, to adopt the Amended Articles, which will replace the Company's present articles of association in their entirety. Articles 27, 62.B. and 64 of the Amended Articles will be regarded as having amended the provisions of the Articles of Association with regard to the majorities required to amend it such that a simple majority of the total number of votes in the meeting, excluding abstentions, will be required henceforth to amend the Amended Articles.

FURTHER RESOLVED, the adoption of the amendments will enter into effect immediately upon the approval of this Proposal by the shareholder meeting.

IV.          OTHER MATTERS

Under the Israeli Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting.  To be considered for inclusion in the Company’s proxy statement for our special general meeting of shareholders pursuant to the Israeli Companies Law, shareholder proposals must be in writing and must be properly submitted to 7 Menachem Begin Road, Ramat Gan 5268102, Israel, Attn: CFO, and must otherwise comply with the requirements of the Israeli Companies Law.  The written proposal must be received by the Company not less than 90 calendar days prior to the first anniversary of the Meeting (i.e., no later than April 13, 2024; provided that if the date of the special general meeting of shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the 7th calendar day following the day on which we call and provide notice of the special general meeting of shareholders.

We currently expect that the agenda for our Special General Meeting of shareholders to be held will include (1) The re-approval of the compensation of the Company's directors associated with the controlling shareholder including but not limited to: (1) terms of employment of the chairman of the board; and (2) the issuance and delivery of indemnification letters; (2) Ratification and approval of Mr. Amit Ben-Zvi’s appointment as a director for term expiring at our 2023 Annual General Meeting of Shareholders; and (3) Approval of the Replacement of the Company's Articles of Association.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the United States Securities Exchange Act of 1934, as amended); if any of such ordinary shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the special general meeting of shareholders, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under Israel’s Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the board of directors, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the board of directors, and (ix) any other information reasonably requested by the Company.  We shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof.  In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association.  The Company may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of Special general meeting of shareholders in accordance with Rule 5C of Israel’s Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

By Order of the Board of Directors Tomer Hay CFO

Dated: June 15, 2023

EXHIBIT A

INDEMNIFICATION AGREEMENT

THIS INDEMNIFICATION AGREEMENT (the “Agreement”), dated as of ___________, is entered into by and between Senstar Technologies Ltd., an Israeli company, traded on the NASDAQ Global Market whose address 10th F. Gibor Sport Tower 7 Menachem Begin Road, Ramat Gan 5268102, Israel (the “Company”), and Indemnitee set forth on the signature page hereto (the “Indemnitee”).

WHEREAS,	Indemnitee is an office holder (nose misra) (an “Office Holder”), as such term is defined in the Companies Law, 5759–1999 (the “Companies Law”);

WHEREAS,
both the Company and Indemnitee recognize the increased risk of litigation and other claims being asserted against Office Holders of companies and that highly competent persons have become more reluctant to serve corporations as directors and officers or in other capacities unless they are provided with adequate protection through insurance or adequate indemnification against risks of claims and actions against them arising out of their service to, and activities on behalf of, companies;

WHEREAS,
the Articles of Association of the Company authorize the Company to indemnify and advance expenses to its Office Holders and provide for insurance and exculpation to its Office Holders, in each case, to the fullest extent permitted by applicable law;

WHEREAS,
the Company has determined that (i) the increased difficulty in attracting and retaining highly competent persons, such as Indemnitee, is detrimental to the best interests of the Company’s shareholders and that the Company should act to assure such persons that there will be increased certainty of such protection in the future, and (ii) it is reasonable, prudent and necessary for the Company to obligate itself contractually to indemnify, and to advance expenses on behalf of, such persons to the fullest extent permitted by applicable law so that they will serve or continue to serve the Company free from undue concern that they will not be so indemnified; and

WHEREAS,
in recognition of Indemnitee's need for substantial protection against personal liability in order to assure Indemnitee’s continued service to the Company in an effective manner and, in part, in order to provide Indemnitee with specific contractual assurance that the indemnification, insurance and exculpation afforded by the Articles of Association will be available to Indemnitee, the Company wishes to undertake in this Agreement for the indemnification of and the advancing of expenses to Indemnitee to the fullest extent permitted by applicable law and as set forth in this Agreement, and provide for insurance and exculpation of Indemnitee as set forth in this Agreement; and

WHEREAS,
the Indemnitee may have other rights of indemnification and/or insurance provided by third parties which the Indemnitee intends to be secondary to the primary obligation of the Company to indemnify the Indemnitee and to the insurance policy of the Company as provided herein, with the Company’s acknowledgement and agreement to the foregoing being a material condition to Indemnitees' willingness to serve as an Office Holder of the Company.

NOW, THEREFORE, the parties hereto agree as follows:

1.	INDEMNIFICATION AND INSURANCE.

1.1.
The Company agrees to indemnify and hold harmless Indemnitee to the fullest extent permitted by applicable law for any liability and expense specified in Sections 1.1.1 through 1.1.5 below, imposed on Indemnitee due to or in connection with an act performed by Indemnitee, either prior to or after the date hereof, in Indemnitee’s capacity as an Office Holder of the Company, any subsidiary thereof or any other corporation, collaboration, partnership, joint venture, trust or other enterprise, in which Indemnitee serves at any time at the request of the Company (the “Corporate Capacity”). The term “act performed in Indemnitee’s capacity as an Office Holder” shall include, without limitation, any act or omission and any other circumstances relating to or arising from Indemnitee’s service in a Corporate Capacity. Notwithstanding the foregoing, in the event that the Office Holder is the beneficiary of an indemnification undertaking provided by a subsidiary of the Company or any other entity (other than a Secondary Indemnitor (as defined below)), with respect to Indemnitee’s Corporate Capacity with such subsidiary or entity, then the indemnification obligations of the Company hereunder with respect to such Corporate Capacity shall only apply to the extent that the indemnification by such subsidiary or other entity does not actually fully cover the indemnifiable liabilities and expenses relating thereto. The following shall be hereinafter referred to as “Indemnifiable Events”:

1.1.1.
Any financial liability imposed on Indemnitee or incurred by Indemnitee in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court. For purposes of Section 1 of this Agreement, the term “person” shall mean a natural person, firm, partnership, joint venture, trust, company, corporation, limited liability entity, unincorporated organization, estate, government, municipality, or any political, governmental, regulatory or similar agency or body;

1.1.2.
Reasonable litigation Expenses, including, without limitation, attorney’s fees and the fees and expenses of investigators, accountants and other experts, incurred by Indemnitee as a result of an investigation or proceeding instituted against Indemnitee by an authority authorized to conduct such investigation or proceeding, which: (i) is Concluded Without The Filing of An Indictment (as defined below) against Indemnitee and without the imposition on Indemnitee of any Financial Obligation In Lieu of Criminal Proceedings (as defined below), or (ii) which is Concluded Without The Filing Of An Indictment against Indemnitee, but with the imposition on Indemnitee of a Financial Obligation In Lieu of Criminal Proceedings in respect of an offense that does not require proof of criminal intent or in connection with a financial sanction;

1.1.3.
Reasonable litigation Expenses (as defined below), including, without limitation, fees, cost and expenses of attorneys, investigators, accountants and other experts, incurred by Indemnitee or charged to Indemnitee by court, (i) in a proceeding instituted against Indemnitee by the Company or on its behalf or by another person; or (ii) in any criminal proceeding in which Indemnitee is acquitted; or (iii) in any criminal proceeding in which Indemnitee is convicted of an offense that does not require proof of criminal intent; and

1.1.4.
Any financial obligation imposed upon Indemnitee and reasonable litigation Expenses, including, without limitation, reasonable attorney’s fees, incurred by Indemnitee as a result of an Administrative Proceeding (as defined below) instituted against Indemnitee. Without derogating from the generality of the foregoing, such obligation or expense will include a payment that Indemnitee is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law, 5728-1968 (the “Securities Law”) and Expenses that Indemnitee incurred in connection with a proceeding under Chapters H’3, H’4 or I’1of the Securities Law, including reasonable legal Expenses, which term includes attorney’s fees.

1.1.5.	Any other event, occurrence or circumstances for which the Company may lawfully indemnify an Office Holder or shareholder of the Company.

1.1.6.	For purposes of this Section 1.1:

1.1.6.1.
The term “Concluded Without The Filing of An Indictment” regarding a matter in which a criminal proceeding was initiated, shall mean the closing of a file pursuant to Section 62 of the Criminal Procedure Law [Consolidated Version], 5742-1982 (the “Criminal Procedure Law”) or a stay of process by the Attorney General pursuant to Section 231 of the Criminal Procedure Law; and

1.1.6.2.
a “Financial Obligation Imposed in Lieu of a Criminal Proceeding” shall mean a financial obligation imposed by law as an alternative to a criminal proceeding, including an administrative fine pursuant to the Administrative Offenses Law, 5746-1985, a fine for committing an offense categorized as a finable offense pursuant to the provisions of the Criminal Procedure Law or a penalty.

1.1.6.3.
The term “Administrative Proceeding” shall mean a proceeding pursuant to Chapter H’3 (Imposition of Financial Sanctions by the Securities Authority), H’4 (Imposition of Administrative Enforcement Measures by the administrative Enforcement Committee) or I’1 (Arrangement to Prevent the Initiation of Proceedings or to Conclude Proceedings, Subject to Conditions) of the Securities Law.

1.1.6.4.
For the purpose of this Agreement, “Expenses” shall include, without limitation, attorney’s fees and all other costs, expenses and obligations paid or incurred by  Indemnitee in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in any claim relating to any Indemnifiable Event. Expenses shall be considered paid or incurred by Indemnitee at such time as Indemnitee is required to pay or incur such costs or expenses, including upon receipt of an invoice or payment demand. The Company shall pay the Expenses in accordance with the provisions of Section 1.4.

1.2.
Notwithstanding anything herein to the contrary, the Company shall indemnify Indemnitee under Section 1.1.1  in advance only with respect to the events described in Exhibit A (attached). The Board has determined that the events listed in Exhibit A are reasonably foreseeable in light of the operations of the Company and that the maximum amount of indemnification payable by the Company under Section 1.1.1 to all persons with respect to whom the Company undertook to indemnify under agreements similar to this Agreement (respectively the “Limit Amount” and the “Indemnifiable Persons”), per each event detailed in Exhibit A and in the aggregate for all the events detailed in Exhibit A attached hereto, shall not exceed in all circumstances, more than 25% the company's equity, according to the Company's latest consolidated financial statements, prior to the date that the indemnity was given  provided to the Company pursuant to Section 7 below.

The Limit Amount (subject to Section 5 hereunder) shall be in addition to any amount paid (if paid) under an insurance policy and/or by a third party pursuant to any such indemnification arrangement. If the Limit Amount is insufficient to cover all the indemnity amounts payable to all Indemnifiable Persons, then such amount shall be allocated to the Indemnifiable Persons pro rata according to the percentage of their culpability, as determined by a court for the relevant claim, or, absent such determination or in the event such persons are parties to different claims, based on an equal pro rata allocation among such Indemnifiable Persons.

1.3.
If so requested by Indemnitee, and subject to the Company’s reimbursement right set forth in Sections 3 and 5 below, the Company shall advance amounts to cover Indemnitee’s Expenses for which Indemnitee is entitled to be indemnified under Section 1.1 above, as and when incurred. The advances to be made hereunder shall be paid by the Company directly to Indemnitee’s legal and other advisors as soon as practicable, but in any event no later than fifteen (15) days after the Company receives a written demand from Indemnitee. As part of the aforementioned undertaking, the Company will make available to Indemnitee any security or guarantee that Indemnitee may be required to post in accordance with an interim decision given by a court, governmental or administrative body, or an arbitrator, including for the purpose of substituting liens imposed on Indemnitee’s assets.

1.4.
Subject to the limitations set forth in Sections 1.1, 1.2 and 1.4 above and in Section 2, the Company agrees to indemnify and hold harmless Indemnitee for and, if requested by Indemnitee, advance to Indemnitee (i) any and all Expenses actually and reasonably paid or incurred by Indemnitee in connection with any claim by Indemnitee for indemnification by the Company under any provision of this Agreement, or under any other agreement or insurance policy or applicable law, and/or (ii) any and all Expenses actually and reasonably paid or incurred by Indemnitee in connection with any claim by the Company or any other person to enforce their respective rights under any provision of this Agreement, or under any other agreement or insurance policy or applicable law.  Subject to the limitations set forth in Sections 1.1, 1.2 and 1.4 above and in Section 2, no indemnity shall be paid by the Company under this section if there has been a finding, to which all rights of appeal have either lapsed or been exhausted, that each of the material assertions or defenses, as the case may be, made by Indemnitee in connection with such claim was frivolous or not made in good faith.

1.5.
The Company’s obligation to indemnify Indemnitee and advance Expenses in accordance with this Agreement shall be for such period (the “Indemnification Period”) as Indemnitee shall be subject to any actual, possible or threatened claim, action, suit, demand or proceeding or any inquiry or investigation, whether civil, criminal or investigative, arising out of Indemnitee’s service in the Corporate Capacity as described in Section 1.1 above, whether or not Indemnitee is still serving in such position.

1.6.
Indemnitee shall be covered by the insurance policy or policies providing liability insurance for directors and officers of the Company, in accordance with its or their terms to the maximum extent of the coverage available for any director or officer under such policy or policies.

1.7.
The Company undertakes to give prompt written notice of the commencement of any claim hereunder to its insurers in accordance with the procedures set forth in each of the policies. The Company shall thereafter diligently take all actions reasonably necessary under the circumstances to cause such insurers to pay, on behalf of each Indemnitee, all amounts payable as a result of such action, suit, proceeding, inquiry or investigation in accordance with the terms of such policies. The above shall not derogate from Company’s authority to freely negotiate or reach any compromise with the insurer that is reasonable at the Company’s sole discretion provided that the Company shall act in good faith and in a diligent manner.

2.	SPECIFIC LIMITATIONS ON INDEMNIFICATION.

2.1.
Notwithstanding anything to the contrary in this Agreement, the Company shall not indemnify or advance Expenses to Indemnitee with respect to (i) any act, event or circumstance for which it is prohibited to do so under applicable law; or (ii) a counter claim made by the Company or in its name in connection with a claim against the Company filed by Indemnitee, other than: (a) by way of defense or by way of third party notice in connection with a claim brought against Indemnitee, or (b) in specific cases in which the Board has approved the initiation or bringing of such claim by Indemnitee, or (iii) any claim arising from the purchase and sale by Indemnitee of securities in violation of Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any similar applicable law of any jurisdiction, if Indemnitee is held liable therefor after a final adjudication to which all rights of appeal have either lapsed or been exhausted.

2.2.
Notwithstanding the above, for as long as it is prohibited under the applicable laws, the Company shall not indemnify or advance Expenses to Indemnitee in respect of Indemnitee's financial liability, where there has been a finding in a final adjudication, to which all rights of appeal have either lapsed or been exhausted, that there has been: (i) a breach of a duty of loyalty by Indemnitee, except to the extent that Indemnitee acted in good faith and had a reasonable basis to believe that the act would not prejudice the Company, (ii) a breach of the duty of care committed intentionally or recklessly by Indemnitee, excluding a breach arising out of the negligent conduct of Indemnitee, (iii) an act or omission committed by Indemnitee with the intent to derive illegal personal benefit, (iv) a fine or forfeit levied against Indemnitee, or (v) a liability by the Indemnitee pursuant to Section 2.1(iii).

2.3.
Without derogating from the above, the Company shall enter into an agreement to insure Indemnitee for any liability that may be imposed on Indemnitee in connection with an act (or an omission) performed by Indemnitee in a Corporate Capacity as permitted according to the Companies Law and any other applicable law.

3.	ADVANCEMENT OF EXPENSES.

3.1.
In the event that the Company provides indemnification or advancement of Expenses under Section 1 above, and thereafter, in respect of the same act, event or circumstance for which such indemnification or advance of Expenses under Section 1 was provided to Indemnitee: (i) a financial obligation in lieu of a criminal proceeding for an offense that requires proof of mens rea is imposed on Indemnitee; and/or (ii) Indemnitee is convicted of an offense that requires mens rea, as applicable, and/or (iii) there has been a finding in a final adjudication, to which all rights of appeal have either lapsed or been exhausted, that Indemnitee was not entitled to such indemnification or advancement of Expenses pursuant to the Agreement, then, within sixty (60) days of receipt of a written demand by the Company to such effect, Indemnitee shall repay to the Company all amounts previously paid by the Company as indemnification or advancement of Expenses in respect of such act, event or circumstance.

3.2.
Indemnitee’s obligation to reimburse the Company for any advanced Expenses or other sums paid hereunder shall be deemed a loan given to Indemnitee by the Company and shall bear the interest in accordance with Section 3(9) of the Income Tax Ordinance [New Version], 1961 as amended or any other applicable law.

4.	SUBROGATION.

4.1.
Except as set forth in Section 4.2 below, in the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

4.2.
The Company hereby acknowledges that Indemnitee may have certain rights to indemnification, advancement of expenses and/or insurance provided by third parties (other than subsidiaries of the Company or any party that is an affiliate of the Company (collectively, the “Secondary Indemnitors”)). The Company hereby agrees (i) that it is the indemnitor of first resort (i.e., its obligations to Indemnitee are primary and any obligation of the Secondary Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Indemnitee are secondary), (ii) that it shall be required to advance the full amount of expenses incurred by Indemnitee and shall be liable for the full amount of all Expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement and the Articles of Association of the Company (or any other agreement between the Company and Indemnitee), without regard to any rights Indemnitee may have against the Secondary Indemnitors, and, (iii) that it irrevocably waives, relinquishes and releases the Secondary Indemnitors from any and all claims against the Secondary Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Secondary Indemnitors on behalf of Indemnitee with respect to any claim for which Indemnitee has sought indemnification from the Company shall affect the foregoing and the Secondary Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Indemnitee against the Company. The Company and Indemnitee agree that the Secondary Indemnitors are express third party beneficiaries of the terms of this Section 4.2.

5.	REIMBURSEMENT.

Except as set forth in Section 4.2 above, the Company shall not be liable under this Agreement to make any payment in connection with any Indemnifiable Event to the extent Indemnitee has otherwise actually received payment under any insurance policy or otherwise (without any obligation to repay any such amount) of the amounts otherwise indemnifiable hereunder. Any amounts paid to Indemnitee under such insurance policy or otherwise after the Company has indemnified Indemnitee for such liability or Expense shall be repaid to the Company promptly upon receipt by Indemnitee, in accordance with the terms set forth in Section 3.

6.	EFFECTIVENESS.

The Company represents and warrants that this Agreement is valid, binding and enforceable in accordance with its terms and was duly adopted and approved by the Company and its shareholders, and shall be in full force and effect immediately upon its execution.

7.	NOTIFICATION AND DEFENSE OF CLAIM.

Indemnitee shall notify the Company of the commencement of any action, suit or proceeding, and of the receipt of any notice or threat that any such legal proceeding has been or shall or may be initiated against Indemnitee (including any proceedings by or against the Company and any subsidiary thereof), promptly upon Indemnitee first becoming so aware; but the omission so to notify the Company will not relieve the Company from any liability which it may have to Indemnitee under this Agreement unless and only to the extent that such failure to provide notice materially and adversely prejudices the Company by the forfeiture of substantive rights or defenses. Notice to the Company shall be directed to the Chief Executive Officer, Chief Financial Officer or General Counsel of the Company at the address shown in the preamble to this Agreement (or such other address as the Company shall designate in writing to Indemnitee). With respect to any such action, suit or proceeding as to which Indemnitee notifies the Company of the commencement thereof and without derogating from Sections 1.1 and 2:

7.1.	The Company will be entitled to participate therein at its own expense.

7.2.
Except as otherwise provided below, the Company, alone or jointly with any other indemnifying party similarly notified, will be entitled to assume the defense thereof, with counsel selected by the Company and reasonably satisfactory to Indemnitee. Indemnitee shall have the right to employ Indemnitee’s own counsel in such action, suit or proceeding, but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense thereof shall be at Indemnitee’s expense, unless: (i) the employment of counsel by Indemnitee has been authorized in writing by the Company; (ii) Indemnitee and the Company shall have concluded, or independent counsel who is reasonably reputable with experience in the relevant field has opined in writing, that there may be a conflict of interest between the Company and Indemnitee in the conduct of the defense of such action; or (iii) the Company has not in fact employed counsel to assume the defense of such action, in which cases the reasonable fees and expenses of counsel shall be at the expense of the Company. The Company shall not be entitled to assume the defense of any action, suit or proceeding brought by or on behalf of the Company or as specified in (ii) above.

7.3.
The Company shall not be liable to indemnify Indemnitee under this Agreement for any amounts or expenses paid in connection with a settlement of any action, claim or otherwise, effected without the Company’s prior written consent.

7.4.
The Company shall have the right to conduct the defense as it sees fit in its sole discretion (provided that the Company shall conduct the defense in good faith and in a diligent manner), including the right to settle or compromise any claim or to consent to the entry of any judgment against Indemnitee without the consent of Indemnitee, provided that, the amount of such settlement, compromise or judgment does not exceed the Limit Amount (if applicable) and is fully indemnifiable pursuant to this Agreement (subject to Section 1.4) and/or applicable law, and any such settlement, compromise or judgment does not impose any penalty or limitation on Indemnitee without Indemnitee’s prior written consent. Indemnitee’s consent shall not be required if the settlement includes a complete release of Indemnitee, does not contain any admission of wrong-doing by Indemnitee, and includes monetary sanctions only as provided above. In the case of criminal proceedings the Company and/or its legal counsel will not have the right to plead guilty or agree to a plea-bargain in Indemnitee’s name without Indemnitee’s prior written consent.

7.5.
Indemnitee shall fully cooperate with the Company and shall give the Company all information and access to documents, files and to their advisors and representatives as shall be within Indemnitee' power, in every reasonable way as may be required by the Company with respect to any claim which is the subject matter of this Agreement and in the defense of other claims asserted against the Company (other than claims asserted by Indemnitee), provided that the Company shall cover all expenses, costs and fees incidental thereto such that Indemnitee will not be required to pay or bear such expenses, costs and fees.

8.	EXEMPTION AND EXCULPATION.

Subject to the provisions of the Companies Law, the Company hereby exempts, exculpates and releases, in advance, the Office Holder from liability to the Company for any damage that arises from the breach of the Office Holder’s duty of care to the Company (within the meaning of such terms under Sections 252 and 253 of the Companies Law), other than breach of the duty of care towards the Company in a distribution (as such term is defined in the Companies Law).

9.	NON-EXCLUSIVITY.

The rights of Indemnitee hereunder shall not be deemed exclusive of any other rights Indemnitee may have under the Company’s Articles of Association, applicable law, any insurance policy or otherwise, both as to action in Indemnitee’s official capacity and as to action in any other capacity as a result of Indemnitee serving as an Officer Holder of the Company. If any other Office Holder of the Company shall receive any indemnification rights that are more beneficial than those contained in this Agreement, then, subject to any restrictions under applicable law, this Agreement shall be promptly amended to contain such terms, and if the Company should fail to properly amend this Agreement pursuant to this Section 9, this Agreement shall be deemed to have automatically been amended so that such terms will apply to Indemnitee hereunder.

10.	PARTIAL INDEMNIFICATION.

If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the expenses, judgments, amounts paid in settlement after the prior consent of the Company, fines or penalties actually or reasonably incurred by Indemnitee in connection with any proceedings, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such expenses, judgments, amounts paid in settlement after the prior consent of the Company, fines or penalties to which Indemnitee is entitled under any provision of this Agreement. Subject to the provisions of Section 5 above, any amount received by Indemnitee (under any insurance policy or otherwise) shall not reduce the Limit Amount hereunder and shall not derogate from the Company’s obligation to indemnify Indemnitee in accordance with the provisions of this Agreement up to the Limit Amount, as set forth in Section 1.4.

11.	POST FACTUM INDEMNIFICATION.

For the avoidance of doubt, it is hereby clarified that nothing contained in this Agreement or in the above referenced resolutions derogate from the Company’s right to indemnify Indemnitee post factum including pursuant to Section 1.1.1 above for any amounts which Indemnitee may be obligated to pay, to the maximum extent permitted by any applicable law including the Companies Law, provided that such resolution regarding the same shall be adopted according to the manner prescribed under the Companies Law.

12.	INCREASE IN AMOUNT OF INDEMNIFICATION.

This Agreement shall not limit the Company or prevent it from increasing the maximum amount of indemnification with respect to indemnifiable events, due to a reduction in the amount of available insurance or due to the fact that the Company is unable to acquire insurance covering the Indemnifiable Events under reasonable terms and due to any other cause whatsoever and provided such resolution regarding the same shall be adopted according to the manner prescribed under the Companies Law.

13.	COMPANY UNDERTAKINGS.

The undertakings of the Company pursuant to this Agreement shall be widely construed and in a manner designated to give them effect, to the fullest extent permissible under law. In the event of any contradiction between the provisions of this Agreement and any provision of law which is not dispositive or which cannot be amended, the provision of law shall prevail, but the same shall not impair or derogate from the validity of the other provisions hereunder. The Company shall perform any reasonable action controlled by the Company to execute any document, resolution and enter any proceeding required to allow it to effectuate and perform its obligations hereunder.

14.	ENFORCEMENT.

The Company expressly confirms and agrees that it has entered into this Agreement and assumed the obligations imposed on it hereby in order to induce the Indemnitee to serve as an Office Holder of the Company and the Company acknowledges that the Indemnitee is relying upon this Agreement in serving as an Office Holder of the Company.

15.	BINDING EFFECT.

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. In the event of a merger or consolidation of the Company or a transfer or disposition of all or substantially all of the business or assets of the Company, Indemnitee shall be entitled to the same indemnification and insurance provisions as the most favorable indemnification and insurance provisions afforded to the then-serving Office Holders and shareholders of the Company. In the event that in connection with such transaction the Company purchases a directors and officers’ “tail” or “run-off” policy for the benefit of its then serving Office Holders, then such policy shall cover Indemnitee. This Agreement shall continue in effect during the Indemnification Period regardless of whether Indemnitee continues to serve in a Corporate Capacity.

Any amendment to the Companies Law, the Securities Law or other applicable law adversely affecting the right of the Indemnitee to be indemnified, insured or released pursuant hereto shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure the Indemnitee for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

16.	SEVERABILITY.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted  in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

17.	NOTICE.

All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed provided if delivered personally, telecopied, sent by electronic facsimile, email, reputable overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses shown in the preamble to this Agreement, or to such other address as the party to whom notice is to be given may have furnished to the other party hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of telecopier or an electronic facsimile or email, one business day after the date of transmission if confirmation of receipt is received, (iii) in the case of a reputable overnight courier, three (3) business days after deposit with such reputable overnight courier service, and (iv) in the case of mailing, on the seventh business day following that on which the mail containing such communication is posted.

18.	GOVERNING LAW; JURISDICTION.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the conflicts of law provisions. The Company and Indemnitee each hereby irrevocably consent to the exclusive jurisdiction and venue of the courts of Tel Aviv, Israel for all purposes in connection with any action or proceeding that arises out of or relates to this Agreement.

19.	ENTIRE AGREEMENT AND TERMINATION.

This Agreement represents the entire agreement between the parties and supersedes any other agreements, contracts or understandings between the parties, whether written or oral, with respect to the subject matter of this Agreement, including, without limitation, any prior indemnification agreement.

20.	COUNTERPARTS.

This Agreement may be executed and delivered and in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

21.	NO MODIFICATION AND NO WAIVER.

No supplement, modification or amendment, termination or cancellation of this Agreement shall be binding unless executed in writing by all of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing. The Company hereby undertakes not to amend its Articles of Association in a manner that will adversely effect the provisions of this Agreement.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties, each acting under due and proper authority, have executed this Agreement as of the date first mentioned above, in one or more counterparts.

Senstar Technologies Ltd.
By:
Name and title:

Indemnitee
Name:
Signature:

EXHIBIT A*

INDEMNIFIABLE EVENTS

1.
Claims in connection with employment relationships with employees of the Company, including in connection with pension arrangements, insurance and saving funds, options and other employment related benefits, and in connection with business relations between the Company and its employees, independent contractors, customers, suppliers and other service providers.

2.
Negotiations, execution, delivery and performance of agreements of any kind or nature, anti-competitive acts, acts of commercial wrongdoing, approval of corporate actions including the approval of the acts of the Company’s management, their guidance and their supervision, actions concerning the approval of transactions with Office Holders or shareholders, including controlling persons and claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care with respect to the Company’s business.

3.
Violation, infringement or any other misuse of copyrights, patents, designs, trade secrets and any other intellectual property rights, breach of confidentiality obligations, acts in regard of invasion of privacy including with respect to databases, acts in connection with slander and defamation, and claims in connection with publishing, hosting, or providing any, data, content or information, including any filings with any governmental authorities, whether or not required under any applicable laws.

4.
Any claim or demand in connection with: (a) cyberattacks on the Company and/or its subsidiaries and/or any of their computer network or system products and services, including without limitation, use of malicious code to alter computer code, logic or data, information and identity theft, malware, pharming, phishing, spamming, spoofing, spyware, trojans and viruses, denial-of-service and distributed denial-of-service attacks; and (b) breaches of data, including, without limitation, any event in which sensitive, protected or confidential data, whether relating to the Company, any of its subsidiaries, their customers, users, vendors or any other person or entity, has potentially been viewed, stolen or used by an individual unauthorized to do so.

5.
Violations of securities laws of any jurisdiction, including, without limitation, fraudulent disclosure claims, failure to comply with any securities authority or any stock exchange disclosure or other rules and any other claims relating to relationships with investors, debt holders, shareholders and the investment community; claims relating to or arising out of financing arrangements, any breach of financial covenants or other obligations towards lenders or debt holders of the Company, class actions, violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction; actions taken in connection with the issuance of any type of securities of Company, including, without limitation, the grant of options to purchase any of the same.

6.
Liabilities arising in connection with any products or services developed, distributed, sold, provided, licensed or marketed by the Company, and any actions in connection with the distribution, sale, license or use of such products.

7.
The issue of securities (including an issue of securities that does not come to actual fruition) in Israel and abroad, including and without derogating from the generality of the foregoing, an offer of securities to the public pursuant to a prospectus, a private placement, sale offer, issue of bonus shares or offer of securities in any other way, including, but without limitation, a prospectus or registration statement for an initial public offering including public offerings in NYSE, NYSE MKT and NASDAQ.

8.	An event arising from the fact of the Company being a publicly traded company or arising from the fact that the shares of the Company are traded on a stock exchange in the the United States or abroad.
9.
Events in connection with an actual or proposed change in ownership or in the structure of the Company, its reorganization, dissolution, or any decision concerning any of the foregoing, including but not limited to, merger, sale or acquisition of assets, division, change in capital.

10.
Any claim or demand made in connection with any transaction not in the ordinary course of business of the Company, including the sale, lease or purchase of any assets or business, receiving and granting credit and the giving or receiving of collateral security, including contracting under finance agreements with banks and/or other financial entities for purposes of financing transactions or contractual arrangements, including a transaction with an interested party.

11.
Any claim or demand made by any third party suffering any personal injury and/or bodily injury or damage to business or personal property or any other type of damage through any act or omission attributed to the Company, or its employees, agents or other persons acting or allegedly acting on its behalf.

12.
Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or its directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, county, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

13.
Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company or any of its businesses, assets or operations, or the terms and conditions of any operating certificate or licensing agreement.

14.
A report or notice lodged according to the Companies Law or the Securities Law, including regulations made pursuant thereto, or according to rules or directives currently applied by on a Stock Exchange in Israel, the United States or elsewhere abroad, or according to a law of another country which regulates similar matters and/or the failure to submit such report or notice.

15.	Participation and/or non-participation at the Company’s Board meetings, bona fide expression of opinion and/or voting and/or abstention from voting at the Company’s Board meetings.
16.
Any act or a derivative thereof connected with the adopting of financial reporting according to international financial reporting standards (IFRS) or accepted accounting principles in the USA (US GAAP) or any financial reporting standards practiced by the Company or its subsidiaries, including, without limitations, execution of certificates for the benefit of third parties related to the financial statements.

17.	All actions, consents and approvals relating to a distribution of dividends, in cash or otherwise.
18.	Actions taken pursuant to or in accordance with policies and procedures of the Company (including tax policies and procedures), whether such policies and procedures are published or not.
19.	An act or a derivative thereof that is contrary to the Company's Articles of Association.
20.	Implementing of a tender offer and/or a sale offer and any proceeding, opinion, document and/or report in connection therewith.
21.
Any claim and/or demand in relation to non-disclosure or failure to supply any sort of information at the time required according to law or stock exchange regulations and/or in connection with a misleading or faulty disclosure of such information, to third parties, and included in this to the holders of the Company’s securities and/or potential holders of securities, including in regard to a public offering, allotment, distribution, purchase, holding and/or connection with securities of the Company and/or any other investment activity involving and/or affecting the Company’s securities.

22.	Resolutions and/or actions relating to environmental matters.
23.	Resolutions and/or actions in connection with the approval of financial statements of the Company or its subsidiaries.
24.	Representations and warranties made in good faith in connection with the business of the Company or its subsidiaries.
25.	Resolutions and/or actions in connection with any restrictive trade practice or monopolies of the Company or its subsidiaries.
26.	Resolutions and/or actions relating to the operations and management of the Company or its subsidiaries.
27.	Resolutions and/or actions in connection with a subsidiary or a company affiliated with the Company.

*	Any reference in this Exhibit A to the Company shall include the Company and any entity in which Indemnitee serves in a Corporate Capacity.

EXHIBIT B

Amended and Restated

Articles of Association

of

Senstar Technologies  Ltd.

AMENDED AND RESTATED
ARTICLES OF ASSOCIATION

OF
SENSTAR TECHNOLOGIES LTD.

A COMPANY LIMITED BY SHARES

PRELIMINARY

1.          COMPANY NAME
The name of the company is “Senstar Technologies Ltd.” (the “Company”).

2.          INTERPRETATION

(a)          In these Articles, the following terms shall bear the meanings set forth below, unless inconsistent with the subject or context.

“Articles” shall mean these Amended and Restated Articles of Association as originally adopted or as amended from time to time.

“Board” shall mean the Board of Directors of the Company.

“Companies Law” shall mean Israel’s Companies Law, 5759-1999, as amended and as may be amended from time to time, and any regulations promulgated thereunder.

“External Directors” shall mean, to the extent required by applicable law, directors appointed and serving in accordance with Sections 239 through 249 of the Companies Law.

“General Meeting” shall mean an Annual General Meeting or Special General Meeting of the Shareholders as defined in these Articles, or the general meeting of any class of shares of the Company, as the case may be.

“Office Holder” shall mean every director and every other person included in the definition of “office holder” under the Companies Law, including the executive officers of the Company.

“Shareholders” shall mean the shareholder(s) of the Company, at any given time.

"Simple Majority" A majority of more than fifty percent (50%) of the votes cast by those Shareholders present and voting at the meeting in person, by proxy or by a voting instrument, not taking into consideration abstaining votes.

(b)          Unless the subject or the context otherwise requires: words and expressions defined in the Companies Law shall have the same meanings herein; words and expressions importing the masculine gender shall include the feminine gender; and words and expressions importing persons shall include bodies corporate.

(c)          The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction or interpretation of any provision hereof.

3.          PUBLIC COMPANY; LIMITED LIABILITY AND COMPANY OBJECTIVES

(a)          The Company is a Public Company (as such term is defined in the Companies Law).

(b)          The liability of the Shareholders is limited and, accordingly, the liability of each Shareholder’s obligations shall be limited to the payment of the nominal value of the shares held by such Shareholder, subject to the provisions of these Articles and the Companies Law.

(c)          The Company’s objectives are to carry on any business and perform any act which is not prohibited by law. The Company may make contributions of reasonable sums to worthy purposes even if such contributions are not made on the basis of business considerations.

SHARE CAPITAL

4.          SHARE CAPITAL

The authorized share capital of the Company is ten million (10,000,000) New Israeli Shekels (NIS)) divided into ten million (10,000,000) Ordinary Shares, par value NIS 1 per share.  The Ordinary Shares all rank pari passu in all respects.

5.          INCREASE OF AUTHORIZED SHARE CAPITAL

(a)          The Company may, from time to time, by resolution of its Shareholders, whether or not all the shares then authorized have been issued and whether or not all the shares theretofore issued have been called up for payment, increase its authorized share capital by the creation of new shares. Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as such resolution shall provide.

(b)          Except to the extent otherwise provided in such resolution, any new shares included in the authorized share capital increased as aforesaid shall be subject to all the provisions of these Articles which are applicable to shares of the same class included in the existing share capital.

6.          SPECIAL RIGHTS; MODIFICATION OF RIGHTS

(a)          Subject to the provisions of these Articles, and without prejudice to any special rights previously conferred upon the holders of existing shares in the Company, the Company may, from time to time, by resolution of its Shareholders, provide for shares with such preferred or deferred rights or rights of redemption or other special rights and/or such restrictions, whether in regard to liquidation, dividends, voting, repayment of share capital or otherwise, as may be stipulated in such resolution provided that any resolution with respect to the issuance of shares will be made only by the Board.

(b)          (i)           If at any time the share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or abrogated by the Company, by a resolution of the Shareholders, subject to the consent in writing of the holders of at least a majority of the issued shares of such class or the adoption of a resolution passed at a separate General Meeting of the holders of the shares of such class.

(ii)          The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate General Meeting of the holders of the shares of a particular class; provided, however, that the requisite quorum at any such separate General Meeting shall be two or more members present in person or by proxy and holding not less than a majority of the issued shares of such class.

(iii)          Unless otherwise provided by these Articles, the enlargement of an authorized class of shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed, for purposes of this Article, to modify or abrogate the rights attached to previously issued shares of such class or of any other class.

7.          CONSOLIDATION, SUBDIVISION, CANCELLATION AND REDUCTION OF SHARE CAPITAL

(a)          The Company may, from time to time, by resolution of its Shareholders (subject, however, to the provisions of Article 6(b) hereof and to applicable law):

(i)            consolidate and divide all or part of its issued or un-issued authorized share capital into shares of a per share nominal value which is larger than the per share nominal value of its existing shares;

(ii)           subdivide its shares (issued or un-issued) or any of them, into shares of smaller nominal value;

(iii)          cancel any shares which, at the date of the adoption of such resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so canceled; or

(iv)          reduce its share capital in any manner, subject to any consent required by law.

(b)         With respect to any consolidation of issued shares into shares of a larger nominal value per share, and with respect to any other action which may result in fractional shares, the Board may settle any difficulty which may arise with regard thereto, as it deems fit, and, in connection with any such consolidation or other action which could result in fractional shares, may, without limiting its aforesaid power:

(i)            determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into a share of a larger nominal value per share;

(ii)           issue, in contemplation of or subsequent to such consolidation or other action, shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iii)          redeem, in the case of redeemable preference shares, and subject to applicable law, such shares or fractional shares sufficient to preclude or remove fractional share holdings; and/or

(iv)          cause the transfer of fractional shares by certain Shareholders of the Company to other Shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees of such fractional shares to pay the transferors thereof the fair value thereof, and the Board is hereby authorized to act in connection with such transfer, as agent for the transferors and transferees of any such fractional shares, with full power of substitution, for the purposes of implementing the provisions of this Article.

SHARES

8.          ISSUANCE OF SHARE CERTIFICATES; REPLACEMENT OF LOST CERTIFICATES

(a)          To the extent that the Board determines that all shares shall be certificated or, if the Board does not so determine, to the extent that any Shareholder requests a share certificate or the Company’s transfer agent so requires, share certificates shall be issued under the corporate seal of the Company or its written, typed or stamped name and shall bear the signature of one Director, the Company’s Chief Executive Officer, or any person or persons authorized therefor by the Board. Signatures may be affixed in any mechanical or electronic form, as the Board may prescribe.

(b)         Subject to the provisions of Article 8(a), each Shareholder shall be entitled to one numbered certificate for all of the shares of any class registered in his name. Each certificate shall specify the serial numbers of the shares represented thereby and may also specify the amount paid up thereon. The Company (as determined by an officer of the Company to be designated by the Chief Executive Officer) shall not refuse a request by a Shareholder to obtain several certificates in place of one certificate, unless such request is, in the opinion of such officer, unreasonable. Where a Shareholder has sold or transferred some of such Shareholder’s shares, such Shareholder shall be entitled to receive a certificate in respect of such Shareholder’s remaining shares, provided that the previous certificate is delivered to the Company before the issuance of a new certificate.

(c)          A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Shareholders Register in respect of such co-ownership.

(d)         A share certificate which has been defaced, lost or destroyed, may be replaced, and the Company shall issue a new certificate to replace such defaced, lost or destroyed certificate upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board in its discretion deems fit.

9.          REGISTERED HOLDER

Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of each Share as the absolute owner thereof, and accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be obligated to recognize any equitable or other claim to, or interest in, such share on the part of any other person.

10.          ISSUANCE AND REPURCHASE OF SHARES

(a)          The unissued shares from time to time shall be under the control of the Board (and, to the full extent permitted by law, any Committee thereof), which shall have the power to issue or otherwise dispose of shares and of securities convertible or exercisable into or other rights to acquire from the Company to such persons, on such terms and conditions, and either at par or at a premium, or subject to the provisions of the Companies Law, at a discount and/or with payment of commission, and at such times, as the Board (or the Committee, as the case may be) deems fit, and the power to give to any person the option to acquire from the Company any shares or securities convertible or exercisable into or other rights to acquire from the Company, either at par or at a premium, or, subject as aforesaid, at a discount and/or with payment of commission, during such time and for such consideration as the Board (or the Committee, as the case may be) deems fit.

(b)          The Company may at any time and from time to time, subject to the Companies Law, repurchase or finance the purchase of any shares or other securities issued by the Company, in such manner and under such terms as the Board shall determine, whether from any one or more Shareholders. Such purchase shall not be deemed as payment of dividends and as such, no Shareholder will have the right to require the Company to purchase his shares or offer to purchase shares from any other Shareholders.

11.          PAYMENT IN INSTALLMENTS

If pursuant to the terms of issue of any Share, all or any portion of the price thereof shall be payable in installments, every such installment shall be paid to the Company on the due date thereof by the then registered holder(s) of the Share or the person(s) then entitled thereto.

12.          CALLS ON SHARES

(a)          The Board may, from time to time, as it, in its discretion, deems fit, make calls for payment upon Shareholders in respect of any sum which has not been paid up in respect of shares held by such Shareholders and which is not pursuant to the terms of issuance of such shares or otherwise, payable at a fixed time, and each Shareholder shall pay the amount of every call so made upon him or her (and of each installment thereof if the same is payable in installments), to the Company at the time(s) and place(s) designated by the Board, as any such time(s) may be thereafter extended or place(s) changed. Unless otherwise stipulated in the resolution of the Board (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all the shares in respect of which such call was made.

(b)          Notice of any call for payment by a Shareholder shall be given in writing to such Shareholder not less than fourteen (14) days prior to the time of payment fixed in such notice, and shall specify the time and place of payment. Prior to the time for any such payment fixed in a notice of a call given to a Shareholder, the Board may in its absolute discretion, by notice in writing to such member, revoke such call in whole or in part, extend the time fixed for payment thereof, or designate a different place of payment. In the event of a call payable in installments, only one notice thereof need be given.

(c)          If pursuant to the terms of issuance of a share or otherwise, an amount is made payable at a fixed time (whether on account of such share or by way of premium), such amount shall be payable at such time as if it were payable by virtue of a call made by the Board and for which notice was given in accordance with paragraphs (a) and (b) of this Article, and the provisions of these Articles with regard to calls (and the non-payment thereof) shall be applicable to such amount (and the non-payment thereof).

(d)          Joint holders of a share shall be jointly and severally liable to pay all calls for payment in respect of such share and all interest payable thereon.

(e)          Any amount called for payment which is not paid when due shall bear interest from the date fixed for payment until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in the State of Israel), and payable at such time(s) as the Board may prescribe.

(f)          Upon the issuance of shares, the Board may provide for differences among the allottees of such shares as to the amounts and times for payment of calls in respect of such shares.

13.          PREPAYMENT

With the approval of the Board, any Shareholder may pay to the Company any amount not yet payable in respect of his shares, and the Board may approve the payment by the Company of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board. The Board may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty. Nothing in this Article shall derogate from the right of the Board to make any call for payment before or after receipt by the Company of any such advance.

14.          FORFEITURE AND SURRENDER

(a)          If any Shareholder fails to pay an amount payable by virtue of a call, or interest thereon as provided for in accordance herewith, on or before the day fixed for payment of the same, the Board may at any time after the day fixed for such payment, so long as such amount (or any portion thereof) or interest thereon (or any portion thereof) remains unpaid, resolve to forfeit all or any of the shares in respect of which such payment was called for. All expenses incurred by the Company in attempting to collect any such amount or interest thereon, including, without limitation, attorney’s fees and costs of legal proceedings, shall be added to, and shall, for all purposes (including the accrual of interest thereon), constitute a part of, the amount payable to the Company in respect of such call.

(b)         Upon the adoption of a resolution as to the forfeiture of a Shareholder’s share, the Board shall cause notice thereof to be given to such Shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable by a date specified in the notice (which date shall be not less than fourteen (14) days after the date such notice is given and which may be extended by the Board), such shares shall be ipso facto forfeited; provided, however, that, prior to such date, the Board may nullify such resolution of forfeiture, but no such nullification shall stop the Board from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

(c)          Without derogating from Articles 49 and 53 hereof, whenever shares are forfeited as herein provided, all dividends, if any, theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

(d)          The Company, by resolution of the Board, may accept the voluntary surrender of any share not fully paid for.

(e)          Any share forfeited or surrendered as provided herein, shall become the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re-issued or otherwise disposed of as the Board deems fit.

(f)          Any Shareholder whose shares have been forfeited or surrendered shall cease to be a Shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 12(e) above, and the Board, in its discretion, may, but shall not be obligated to, enforce the payment of such moneys, or any part thereof. In the event of such forfeiture or surrender, the Company, by resolution of the Board, may accelerate the date(s) of payment of any or all amounts then owing to the Company by the Shareholder in question (but not yet due) in respect of all shares owned by such Shareholder, solely or jointly with another.

(g)          The Board may at any time, before any share so forfeited or surrendered shall have been sold, re-issued or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it deems fit, but no such nullification shall stop the Board from re-exercising its powers of forfeiture pursuant to this Article.

15.          LIEN

(a)          Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each Shareholder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for his debts, liabilities and engagements to the Company arising from any amount payable by such Shareholder in respect of any unpaid or partly paid share, whether or not such debt, liability or engagement has matured. Such lien shall extend to all dividends from time to time declared or paid in respect of such share. Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

(b)          The Board may cause the Company to sell a share subject to such a lien when the debt, liability or engagement giving rise to such lien has matured, in such manner as the Board deems fit, but no such sale shall be made unless such debt, liability or engagement has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such Shareholder, his executors or administrators.

(c)          The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or toward satisfaction of the debts, liabilities or engagements of such member in respect of such share (whether or not the same have matured), and the residue (if any) shall be paid to the Shareholder, his executors, administrators or assigns.

16.          SALE AFTER FORFEITURE OR SURRENDER OR IN ENFORCEMENT OF LIEN

Upon any sale of a share after forfeiture or surrender or for enforcing a lien, the Board may appoint any person to execute an instrument of transfer of the share so sold and cause the purchaser’s name to be entered in the Shareholder Register in respect of such share. The purchaser shall be registered as the Shareholder and shall not be bound to see to the regularity of the sale proceedings, or to the application of the proceeds of such sale, and after his name has been entered in the Shareholder Register in respect of such share, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

17.          REDEEMABLE SHARES

The Company may, subject to applicable law, issue redeemable shares and redeem the same.

TRANSFER OF SHARES

18.          REGISTRATION OF TRANSFER

(a)          No transfer of shares shall be registered in the Shareholders Register unless a proper writing or instrument of transfer (in any customary form or any other form satisfactory to the Board) has been submitted to the Company (or its transfer agent), together with any share certificate(s) and such other evidence of title as the Board may reasonably require. Notwithstanding anything to the contrary herein, shares registered in the name of The Depository Trust Company or its nominee shall be transferrable in accordance with the policies and procedures of The Depository Trust Company. Until the transferee has been registered in the Shareholders Register in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof. The Board, may, from time to time, prescribe a fee for the registration of a transfer, and may approve other methods of recognizing the transfer of shares in order to facilitate the trading of the Company’s shares on the Nasdaq Stock Market or the New York Stock Exchange or on any other stock exchange the Company’s shares are then listed for trading (each, a “Stock Exchange”).

(b)          The Board may, in its discretion to the extent it deems necessary, close the Shareholder Register for registrations of transfers of shares during any year for a period determined by the Board, and no registrations of transfers of shares shall be made by the Company during any such period during which the Shareholder Register is so closed.

TRANSMISSION OF SHARES

19.          DECEDENTS’ SHARES

Upon the death of a Shareholder, the Company shall recognize the custodian or administrator of the estate or executor of the will, and in the absence of such, the lawful heirs of the Shareholder, as the only holders of the right for the Shares of the deceased Shareholder, after receipt of evidence to the entitlement thereto, as determined by the Board or an officer of the Company to be designated by the Chief Executive Officer.

20.           RECEIVERS AND LIQUIDATORS

(a)          The Company may recognize any receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate Shareholder, and a trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceeding with respect to a Shareholder or its properties, as being entitled to the shares registered in the name of such member.

(b)          Such receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate Shareholder and such trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceedings with respect to a Shareholder or its properties, upon producing such evidence as the Board may deem sufficient as to his authority to act in such capacity or under this Article, shall with the consent of the Board (which the Board may grant or refuse in its absolute discretion), be registered as a Shareholder in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

GENERAL MEETINGS

21.          GENERAL MEETINGS

(a)          An Annual General Meeting shall be held at such place, either within or without the State of Israel, as may be determined by the Board.

(b)          All General Meetings other than Annual General Meetings shall be called “Special General Meetings”. The Board may, at its discretion, convene a Special General Meeting at such time and place, within or outside of the State of Israel, as may be determined by the Board.

(c)         If so determined by the Board, an Annual General Meeting or a Special General Meeting may be held through the use of any means of communication approved by the Board, provided all of the participating Shareholders can hear each other simultaneously. A resolution approved by use of means of communications as aforesaid, shall be deemed to be a resolution lawfully adopted at such general meeting and a Shareholder shall be deemed present in person at such general meeting if attending such meeting through the means of communication used at such meeting.

22.          RECORD DATE FOR GENERAL MEETING

Notwithstanding any provision of these Articles to the contrary, and to allow the Company to determine the Shareholders entitled to notice of or to vote at any General Meeting or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or grant of any rights, or entitled to exercise any rights in respect of or to take or be the subject of any other action, the Board may fix a record date for the General Meeting, which shall not be more than the maximum period and not less than the minimum period permitted by law. A determination of Shareholders of record entitled to notice of or to vote at a General Meeting shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

23.          SHAREHOLDER PROPOSAL REQUEST

(a)          Any Shareholder or Shareholders of the Company holding at least the required percentage under the Companies Law of the voting rights of the Company, which entitles such Shareholder the right to require the Company to include a matter on the agenda of a General Meeting (the “Proposing Shareholder(s)”) may request, subject to the Companies Law, that the Board include a matter on the agenda of a General Meeting to be held in the future, provided that the Board determines that the matter is appropriate to be considered at a General Meeting (a “Proposal Request”). In order for the Board to consider a Proposal Request and whether to include the matter stated therein in the agenda of a General Meeting, notice of the Proposal Request must be timely delivered in accordance with applicable law, and the Proposal Request must comply with the requirements of these Articles (including this Article) and any applicable law and Stock Exchange rules and regulations. The Proposal Request must be in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by certified mail, postage prepaid, and received by the Secretary (or, in the absence thereof by the Chairperson of the Board). To be considered timely, a Proposal Request must be received within the time periods prescribed by applicable law. The announcement of an adjournment or postponement of a General Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. In addition to any information required to be included in accordance with applicable law, a Proposal Request must include the following: (i) the name, address, telephone number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such shares by the Proposing Shareholder(s) as of the date of the Proposal Request, and a representation that the Proposing Shareholder(s) intends to appear in person or by proxy at the meeting; (iii) the matter requested to be included on the agenda of a General Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the General Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the General Meeting and, if the Proposing Shareholder wishes to have a position statement in support of the Proposal Request, a copy of such position statement that complies with the requirement of any applicable law (if any); (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other person(s) (naming such person or persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and Stock Exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company. The Board, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of a General Meeting, as the Board may reasonably require.

A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (1) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (2) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (3) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (4) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

(b)          The information required pursuant to this Article shall be updated as of (i) the record date of the General Meeting, (ii) five business days before the General Meeting, and (iii) as of the General Meeting, and any adjournment or postponement thereof.

(c)          The provisions of Articles 23(a) and 23(b) shall apply, mutatis mutandis, on any matter to be included on the agenda of a Special General Meeting which is convened pursuant to a request of a Shareholder duly delivered to the Company in accordance with the Companies Law.

24.          NOTICE OF GENERAL MEETINGS; OMISSION TO GIVE NOTICE

(a)          The Company is not required to give notice of a General Meeting, subject to any mandatory provision of the Companies Law.

(b)          The accidental omission to give notice of a General Meeting to any Shareholder, or the non-receipt of notice sent to such Shareholder, shall not invalidate the proceedings at such meeting or any resolution adopted thereat.

(c)          No Shareholder present, in person or by proxy, at any time during a General Meeting shall be entitled to seek the cancellation or invalidation of any proceedings or resolutions adopted at such General Meeting on account of any defect in the notice of such meeting relating to the time or the place thereof, or any item acted upon at such meeting.

(d)          In addition to any places at which the Company may make available for review by Shareholders the full text of the proposed resolutions to be adopted at a General Meeting, as required by the Companies Law, the Company may add additional places for Shareholders to review such proposed resolutions, including an internet site.

PROCEEDINGS AT GENERAL MEETINGS

25.          QUORUM

(a)          No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the quorum required under these Articles for such General Meeting or such adjourned meeting, as the case may be, is present when the meeting proceeds to business.

(b)          In the absence of contrary provisions in these Articles, the requisite quorum for any General Meeting shall be two or more Shareholders (not in default in payment of any sum referred to in Article 14 hereof) present in person or by proxy and holding shares conferring in the aggregate at least thirty-three and one-third percent (33⅓%) of the voting power of the Company, provided, however, that if (i) such General Meeting was initiated by and convened pursuant to a resolution adopted by the Board and (ii) at the time of such General Meeting the Company is qualified to use the forms of a “foreign private issuer” under US securities laws, then the requisite quorum shall be two or more Shareholders (not in default in payment of any sum referred to in Article 14 hereof) present in person or by proxy and holding shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company. For the purpose of determining the quorum present at a certain General Meeting, a proxy may be deemed to be two (2) or more Shareholders pursuant to the number of Shareholders represented by the proxy holder.

(c)          If within half an hour from the time appointed for the meeting a quorum is not present, then without any further notice the meeting shall be adjourned either (i) to the same day in the next week, at the same time and place, (ii) to such day and at such time and place as indicated in the notice of such meeting, or (iii) to such day and at such time and place as the Chairperson of the General Meeting shall determine (which may be earlier or later than the date pursuant to clause (i) above). No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, if the original meeting was convened by a Shareholder pursuant to a request under Section 63 of the Companies Law, such Shareholder in addition to at least one or more Shareholder, present in person or by proxy, and holding the number of shares required for making such request, shall constitute a quorum, but in any other case any Shareholder (not in default as aforesaid) present in person or by proxy, shall constitute a quorum.

26.          CHAIRPERSON

The Chairperson of the Board shall preside as Chairperson of every General Meeting of the Company. If at any meeting the Chairperson is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling or unable to act as Chairperson, any of the following may preside as Chairperson of the meeting (and in the following order): a Director designated by the Board, the Chief Executive Officer, the Chief Financial Officer, the General Counsel, the Secretary or any person designated by any of the foregoing. If at any such meeting none of the foregoing persons is present or all are unwilling or unable to act as Chairperson, the Shareholders present (in person or by proxy) shall choose a Shareholder or its proxy present at the meeting to be Chairperson. The office of Chairperson shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairperson to vote as a Shareholder or proxy of a Shareholder if, in fact, the Chairperson is also a Shareholder or such proxy).

27.          ADOPTION OF RESOLUTIONS AT GENERAL MEETINGS

(a)          Except as required by the Companies Law or these Articles, including, without limitation, Article 37 below, a resolution of the Shareholders shall be adopted if approved by the holders of a Simple Majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting. Without limiting the generality of the foregoing, a resolution with respect to a matter or action for which the Companies Law prescribes a higher majority or pursuant to which a provision requiring a higher majority would have been deemed to have been incorporated into these Articles, but for which the Companies Law allows these Articles to provide otherwise (including, Sections 327 and 24 of the Companies Law), shall be adopted by a Simple Majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting.

(b)          Every question submitted to a General Meeting shall be decided by a show of hands, but the Chairperson of the General Meeting may determine that a resolution shall be decided by a written ballot. A written ballot may be implemented before the proposed resolution is voted upon or immediately after the declaration by the Chairperson of the results of the vote by a show of hands. If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot.

(c)          A defect in convening or conducting a General Meeting, including a defect resulting from the non-fulfillment of any provision or condition set forth in the Companies Law or these Articles, including with regard to the manner of convening or conducting the General Meeting, shall not disqualify any resolution passed at the General Meeting and shall not affect the discussions or decisions which took place thereat.

(d)          A declaration by the Chairperson of the General Meeting that a resolution has been carried unanimously, or carried by a particular majority, or rejected, and an entry to that effect in the minute book of the Company, shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

28.          POWER TO ADJOURN

A General Meeting, the consideration of any matter on its agenda, or the resolution on any matter on its agenda, may be postponed or adjourned, from time to time and from place to place: (i) by the Chairperson of a General Meeting at which a quorum is present (and he shall do so if directed by the General Meeting, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment), but no business shall be transacted at any such adjourned meeting except business which might lawfully have been transacted at the meeting as originally called, or a matter on its agenda with respect to  which no resolution was adopted at the meeting originally called; or (ii) by the Board (whether prior to or at a General Meeting).

29.          VOTING POWER

Subject to any provision hereof conferring special rights as to voting, or restricting the right to vote, every Shareholder shall have one vote for each Share held by the Shareholder of record, on every resolution, without regard to whether the vote thereon is conducted by a show of hands, by written ballot, or by any other means.

30.          VOTING RIGHTS

(a)          No Shareholder shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls then payable by him or her in respect of his or her shares in the Company have been paid.

(b)          A company or other corporate body being a Shareholder of the Company may duly authorize any person to be its representative at any meeting of the Company or to execute or deliver a proxy on its behalf. Any person so authorized shall be entitled to exercise on behalf of such Shareholder all the power, which the Shareholder could have exercised if it were an individual. Upon the request of the Chairperson of the General Meeting, written evidence of such authorization (in form acceptable to the Chairperson) shall be delivered to him or her.

(c)          Any Shareholder entitled to vote may vote either in person or by proxy (who need not be a Shareholder of the Company), or, if the Shareholder is a company or other corporate body, by representative authorized pursuant to Article (b) above.

(d)          If two or more persons are registered as joint holders of any Share, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s). For the purpose of this Article, seniority shall be determined by the order of registration of the joint holders in the Shareholders Register.

(e)          If a Shareholder is a minor, under protection, bankrupt or legally incompetent, or in the case of a corporation, is in receivership or liquidation, it may, subject to all other provisions of these Articles and any documents or records required to be provided under these Articles, vote through his, her or its trustees, receiver, liquidator, natural guardian or another legal guardian, as the case may be, and the persons listed above may vote in person or by proxy.

PROXIES

31.          INSTRUMENT OF APPOINTMENTS

(a)          An instrument appointing a proxy shall be in writing and shall be substantially in the following form:
“I, [insert name of shareholder] of [insert address of shareholder], being a Shareholder of Senstar Technologies Ltd. (the “Company”), hereby appoints [insert name of proxy] or [insert address of proxy] as my proxy to vote for me and on my behalf at the [Annual / Special] General Meeting of the Company to be held on the day of _______, 20__ and at any adjournment(s) thereof.

Signed this day of    , 20__.

______________________
(Signature of Appointor)”

or in any usual or common form or in such other form as may be approved by the Board. Such proxy shall be duly signed by the appointor of such person’s duly authorized attorney, or, if such appointor is company or other corporate body, in the manner in which it signs documents which binds it together with a certificate of an attorney with regard to the authority of the signatories.

(b)         Subject to the Companies Law, the original instrument appointing a proxy or a copy thereof certified by an attorney (and the power of attorney or other authority, if any, under which such instrument has been signed) shall be delivered to the Company (at its Office, at its principal place of business, or at the offices of its registrar or transfer agent, or at such place as notice of the meeting may specify) not less than forty eight (48) hours (or such shorter period as the notice shall specify) before the time fixed for such meeting. Notwithstanding the above, the Chairperson shall have the right to waive the time requirement provided above with respect to all instruments of proxies and to accept instruments of proxy until the beginning of a General Meeting. A document appointing a proxy shall be valid for every adjourned meeting of the General Meeting to which the document relates.

32.          EFFECT OF DEATH OF APPOINTOR OR TRANSFER OF SHARE OR REVOCATION OF APPOINTMENT

(a)          A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the prior death or bankruptcy of the appointing Shareholder (or of his or her attorney-in-fact, if any, who signed such instrument), or the transfer of the Share in respect of which the vote is cast, unless written notice of such matters shall have been received by the Company or by the Chairperson of such meeting prior to such vote being cast.

(b)          Subject to the Companies Law, an instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the Chairperson, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the Shareholder appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy (and such other documents, if any, required under Article 31(b) for such new appointment), provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 31(b) hereof, or (ii) if the appointing Shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairperson of such meeting of written notice from such Shareholder of the revocation of such appointment, or if and when such Shareholder votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing Shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article at or prior to the time such vote was cast.

BOARD OF DIRECTORS

33.          POWERS OF BOARD OF DIRECTORS

(a)          The Board may exercise all such powers and do all such acts and things as the Board is authorized by law or as the Company is authorized to exercise and do and are not hereby or by law required to be exercised or done by the General Meeting. The authority conferred on the Board by this Article shall be subject to the provisions of the Companies Law, these Articles and any regulation or resolution consistent with these Articles adopted from time to time at a General Meeting, provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board which would have been valid if such regulation or resolution had not been adopted.

(b)         Without limiting the generality of the foregoing, the Board may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board, in its absolute discretion, shall deem fit, including without limitation, capitalization and distribution of bonus shares, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or re-designate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board may from time to time think fit.

34.          EXERCISE OF POWERS OF BOARD OF DIRECTORS

(a)          A meeting of the Board at which a quorum is present in accordance with Article 43 shall be competent to exercise all the authorities, powers and discretion vested in or exercisable by the Board.

(b)          A resolution proposed at any meeting of the Board shall be deemed adopted if approved by a majority of the Directors present, entitled to vote and voting thereon when such resolution is put to a vote.

(c)          The Board may adopt resolutions, without convening a meeting of the Board, in writing or in any other manner permitted by the Companies Law.

35.          DELEGATION OF POWERS

(a)          The Board may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees (in these Articles referred to as a “Committee of the Board”, or “Committee”), each consisting of one or more persons (who may or may not be Directors), and it may from time to time revoke such delegation or alter the composition of any such Committee. Any Committee so formed shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board, subject to applicable law. No regulation imposed by the Board on any Committee and no resolution of the Board shall invalidate any prior act done or pursuant to a resolution by the Committee which would have been valid if such regulation or resolution of the Board had not been adopted. The meetings and proceedings of any such Committee of the Board shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board, to the extent not superseded by any regulations adopted by the Board. Unless otherwise expressly prohibited by the Board, in delegating powers to a Committee of the Board, such Committee shall be empowered to further delegate such powers.

(b)         The Board may from time to time appoint a Secretary to the Company, as well as Officers, agents, employees and independent contractors, as the Board deems fit, and may terminate the service of any such person. The Board may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the salaries and compensation, of all such persons.

(c)         The Board may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purposes(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it deems fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board deems fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him or her.

36.          NUMBER OF DIRECTORS

The Board shall consist of such number of Directors (not less than three (3) nor more than eleven (11), including the External Directors, if any were elected) as may be fixed from time to time by resolution of the Board.

37.          ELECTION AND REMOVAL OF DIRECTORS

(a)          The Directors (excluding the External Directors if any were elected), shall be  elected by a Simple Majority adopted by an annual or special general meeting.

(b)          The term of office will begin on the date of his appointment by the General Meeting, as aforesaid, except that the meeting may prescribe a later date of appointment than the date of the meeting. The tenure of each Director, with the exception of external directors, will continue until the end of the first annual meeting that is held after the date of his election or until he ceases to serve in his position pursuant to the provisions of the Articles of Association, whichever is earlier. Notwithstanding the foregoing, if the minimum number of Directors stated in Article 36 above are not elected at the general meeting, as provided above, the Directors who were elected at the previous general meeting will continue in office.

(c)          Without derogating from Article 37(a), The Board of Directors may, from time to time, appoint a Director or additional Directors to the Company, whether to fill the office of a Director that has been vacated or for any reason, provided that the total number of Directors will not exceed the maximum number prescribed under Article 36 above. A Director who has been appointed, as aforesaid, will serve until the end of the first General Meeting that takes place after the date of his election, as aforesaid. The Board of Directors or the general meeting may terminate the tenure of a Director who has been appointed, as aforesaid.

(d)          Prior to every General Meeting of the Company at which Directors are to be elected,  the Board (or a Committee thereof) shall select, by a resolution adopted by a majority of the Board (or such Committee), a number of persons to be proposed to the Shareholders for election as Directors at such General Meeting (the “Nominees”).

(e)          Any Proposing Shareholder requesting to include on the agenda of a General Meeting a nomination of a person to be proposed to the Shareholders for election as Director (such person, an “Alternate Nominee”), may so request provided that it complies with this Article, Article 23 and applicable law. Unless otherwise determined by the Board, a Proposal Request relating to an Alternate Nominee is deemed to be a matter that is appropriate to be considered only at an Annual General Meeting. In addition to any information required to be included in accordance with applicable law, such a Proposal Request shall include information required pursuant to Article 23, and shall also set forth: (i) the name, address, telephone number, fax number and email address of the Alternate Nominee and all citizenships and residencies of the Alternate Nominee; (ii) a description of all arrangements, relations or understandings during the past three (3) years, and any other material relationships, between the Proposing Shareholder(s) or any of its affiliates and each Alternate Nominee; (iii) a declaration signed by the Alternate Nominee that he or she consents to be named in the Company’s notices and proxy materials and on the Company’s proxy card relating to the General Meeting, if provided or published, and that he or she, if elected, consents to serve on the Board and to be named in the Company’s disclosures and filings; (iv) a declaration signed by each Alternate Nominee as required under the Companies Law and any other applicable law and Stock Exchange rules and regulations for the appointment of such an Alternate Nominee and an undertaking that all of the information that is required under law and Stock Exchange rules and regulations to be provided to the Company in connection with such an appointment has been provided (including, information in respect of the Alternate Nominee as would be provided in response to the applicable disclosure requirements under Form 20-F (or Form 10-K, if applicable) or any other applicable form prescribed by the U.S. Securities and Exchange Commission (the “SEC”)); (v) a declaration made by the Alternate Nominee of whether he or she meets the criteria for an independent director and, if applicable, External Director of the Company under the Companies Law and/or under any applicable law, regulation or Stock Exchange rules, and if not, then an explanation of why not; and (vi) any other information required at the time of submission of the Proposal Request by applicable law, regulations or Stock Exchange rules. In addition, the Proposing Shareholder(s) and each Alternate Nominee shall promptly provide any other information reasonably requested by the Company, including a duly completed director and officer questionnaire, in such form as may be provided by the Company, with respect to each Alternate Nominee. The Board may refuse to acknowledge the nomination of any person not made in compliance with the foregoing. The Company shall be entitled to publish any information provided by a Proposing Shareholder or Alternate Nominee pursuant to this Article and Article 23, and the Proposing Shareholder and Alternate Nominee shall be responsible for the accuracy and completeness thereof.

(f)          The Nominees or Alternate Nominees shall be elected by a resolution adopted at the General Meeting at which they are subject to election. Notwithstanding Articles 37(a) and 37(b), in the event of a Contested Election, the method of calculation of the votes and the manner in which the resolutions will be presented to the General Meeting shall be determined by the Board in its discretion. In the event that the Board does not or is unable to make a determination on such matter, then the method described in clause (ii) below shall apply. The Board may consider, among other things, the following methods: (i) election of competing slates of Director nominees (determined in a manner approved by the Board) by a majority of the voting power represented at the General Meeting in person or by proxy and voting on such competing slates, (ii) election of individual Directors by a plurality of the voting power represented at the General Meeting in person or by proxy and voting on the election of Directors (which shall mean that the nominees receiving the largest number of “for” votes will be elected in such Contested Election), (iii) election of each nominee by a majority of the voting power represented at the General Meeting in person or by proxy and voting on the election of Directors, provided that if the number of such nominees exceeds the number of Directors to be elected, then as among such nominees the election shall be by plurality of the voting power as described above, and (iv) such other method of voting as the Board deems appropriate, including use of a “universal proxy card” listing all Nominees and Alternate Nominees by the Company. For the purposes of these Articles, election of Directors at a General Meeting shall be considered a “Contested Election” if the aggregate number of Nominees and Alternate Nominees at such meeting exceeds the total number of Directors to be elected at such meeting, with the determination thereof being made by the Secretary (or, in the absence thereof, by the Chief Executive Officer of the Company) as of the close of the applicable notice of nomination period under Article 26 or under applicable law, based on whether one or more notice(s) of nomination were timely filed in accordance with Article 23, this Article and applicable law; provided, however, that the determination that an election is a Contested Election shall not be determinative as to the validity of any such notice of nomination; and provided, further, that, if, prior to the time the Company mails its initial proxy statement in connection with such election of Directors, one or more notices of nomination of an Alternate Nominee are withdrawn such that the number of candidates for election as Director no longer exceeds the number of Directors to be elected, the election shall not be considered a Contested Election. Shareholders shall not be entitled to cumulative voting in the election of Directors, except to the extent specifically set forth in this clause (f).

(g)          Notwithstanding anything to the contrary in these Articles, the election, qualification, removal or dismissal of External Directors, if so elected, shall be only in accordance with the applicable provisions set forth in the Companies Law.

38.          COMMENCEMENT OF DIRECTORSHIP

Without derogating from Article 37, the term of office of a Director shall commence as of the date of his or her appointment or election, or on a later date if so specified in his or her appointment or election.

39.          CONTINUING DIRECTORS IN THE EVENT OF VACANCIES

The Board (and, if so determined by the Board, the General Meeting) may at any time and from time to time appoint any person as a Director to fill a vacancy (whether such vacancy is due to a Director no longer serving or due to the number of Directors serving being less than the maximum number stated in Article 36 hereof). In the event of one or more such vacancies in the Board, the continuing Directors may continue to act in every matter, provided, however, that if the number of Directors serving is less than the minimum number provided for pursuant to Article 36 hereof, they may only act in an emergency or to fill the office of a Director which has become vacant up to a number equal to the minimum number provided for pursuant to Article 36 hereof, or in order to call a General Meeting of the Company for the purpose of electing Directors to fill any or all vacancies. The office of a Director that was appointed by the Board to fill any vacancy shall only be for the remaining period of time during which the Director whose service has ended was filled would have held office.

40.          VACATION OF OFFICE

The office of a Director shall be vacated and he shall be dismissed or removed:

(a)	ipso facto, upon his or her death;

(b)	if he or she is prevented by applicable law from serving as a Director;

(c)	if the Board determines that due to his or her mental or physical state he or she is unable to serve as a director;

(d)	if his or her directorship expires pursuant to these Articles and/or applicable law;

(e)	by a resolution adopted at a General Meeting by a Simple Majority (with such removal becoming effective on the date fixed in such resolution);

(f)	by his or her written resignation, such resignation becoming effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later; or

(g)	with respect to an External Director, if so elected, and notwithstanding anything to the contrary herein, only pursuant to applicable law.

41.          CONFLICT OF INTEREST

(a)          Subject to the provisions of applicable law and these Articles, no Director shall be disqualified by virtue of his or her office from holding any office or place of profit in the Company or in any company in which the Company shall be a Shareholder or otherwise interested, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested, be avoided, nor, other than as required under the Companies Law, shall any Director be liable to account to the Company for any profit arising from any such office or place of profit or realized by any such contract or arrangement by reason only of such Director’s holding that office or of the fiduciary relations thereby established, but the nature of his or her interest, as well as any material fact or document, must be disclosed by him or her at the meeting of the Board at which the contract or arrangement is first considered, if his or her interest then exists, or, in any other case, at no later than the first meeting of the Board after the acquisition of his or her interest.

(b)          Subject to the Companies Law and these Articles, a transaction between the Company and an Office Holder, and a transaction between the Company and another entity in which an Office Holder of the Company has a personal interest, in each case, which is not an Extraordinary Transaction (as defined by the Companies Law), shall require only approval by the Board or a Committee of the Board. Such authorization, as well as the actual approval, may be for a particular transaction or more generally for specific type of transactions.

(c)          Notwithstanding anything to the contrary in these Articles, the Company shall not engage in any Business Combination (as defined below) with any Shareholder and/or any of its affiliates and/or investors for a period of three years following (i) with respect to any Shareholder holding immediately prior to the Effective Time (as defined below) 20% or more of the voting power of the Shares, the Effective Time, and (ii) with respect to all Shareholders, each time as such Shareholder and/or any of its affiliates and/or investors become(s) (other than due to a buyback, redemption or cancellation of shares by the Company) the holder(s) (beneficially or of record) of 20% or more of the issued and outstanding voting power of the Shares (such shareholder, an “Interested Shareholder”), except if the Board approves either the Business Combination or the transaction which resulted in such Shareholder and/or any of its affiliates and/or investors becoming an Interested Shareholder prior to consummation of a Business Combination. As used in this Article 41 only, “Business Combination” means (i) a merger or consolidation of the Company in which the holders of a majority of the Ordinary Shares issued and outstanding immediately prior to the consummation of such transaction hold immediately following the consummation of such transaction less than 50% of the issued and outstanding share capital of the surviving, acquiring or resulting company (or if the surviving, acquiring or resulting company is a wholly owned subsidiary of another company immediately following the consummation of such transaction, the parent company of such surviving, acquiring or resulting company) or (ii) a disposition of assets of the Company with an aggregate market value equal to 10% or more of the Company’s assets or of its outstanding shares. “Effective Time” shall mean 9:00 a.m. (Eastern Time) of the first trading day at which the Ordinary Shares commence trading on the Stock Exchange.

PROCEEDINGS OF THE BOARD OF DIRECTORS

42.          MEETINGS

(a)          The Board may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Board thinks fit.

(b)          A meeting of the Board shall be convened by the Secretary upon instruction of the Chairperson or upon a request of at least two (2) Directors which is submitted to the Chairperson or in any event that such meeting is required by the provisions of the Companies Law. In the event that the Chairperson does not instruct the Secretary to convene a meeting upon a request of at least two (2) Directors within seven (7) days of such request, then such two (2) Directors may convene a meeting of the Board. Any meeting of the Board shall be convened upon not less than two (2) days’ notice, unless such notice is waived in writing by all of the Directors as to a particular meeting or by their attendance at such meeting or unless the matters to be discussed at such meeting are of such urgency and importance that notice is reasonably determined by the Chairperson as ought to be waived or shortened under the circumstances.

(c)          Notice of any such meeting shall be given orally, by telephone, in writing or by mail, facsimile, email or such other means of delivery of notices as the Company may apply, from time to time.

(d)          Notwithstanding anything to the contrary herein, failure to deliver notice to a Director of any such meeting in the manner required hereby may be waived by such Director, and a meeting shall be deemed to have been duly convened notwithstanding such defective notice if such failure or defect is waived prior to action being taken at such meeting, by all Directors entitled to participate at such meeting to whom notice was not duly given as aforesaid. Without derogating from the foregoing, no Director present at any time during a meeting of the Board shall be entitled to seek the cancellation or invalidation of any proceedings or resolutions adopted at such meeting on account of any defect in the notice of such meeting relating to the date, time or the place thereof or the convening of the meeting.

43.          QUORUM

Until otherwise unanimously decided by the Board, a quorum at a meeting of the Board shall be constituted by the presence in person or by any means of communication of a majority of the Directors then in office who are lawfully entitled to participate and vote in the meeting. No business shall be transacted at a meeting of the Board unless the requisite quorum is present (in person or by any means of communication on the condition that all participating Directors can hear each other simultaneously) when the meeting proceeds to business.

44.          CHAIRPERSON OF THE BOARD OF DIRECTORS

The Board may from time to time, elect one of its members to be the Chairperson of the Board, remove such Chairperson from office and appoint others in his or her place. The Chairperson of the Board shall preside at every meeting of the Board, but if there is no such Chairperson, or if at any meeting he is not present within fifteen (15) minutes of the time fixed for the meeting or if he is unwilling to take the chair, the Directors present shall choose one of their number to be the Chairperson of such meeting. The office of Chairperson of the Board shall not, by itself, entitle the holder to a second or casting vote.

45.          VALIDITY OF ACTS DESPITE DEFECTS

All acts done or transacted at any meeting of the Board, or of a Committee of the Board, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meeting or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

CHIEF EXECUTIVE OFFICER

46.          CHIEF EXECUTIVE OFFICER

The Board shall from time to time appoint one or more persons, whether or not Directors, as Chief Executive Officer of the Company who shall have the powers and authorities set forth in the Companies Law, and may confer upon such person(s), and from time to time modify or revoke, such titles and such duties and authorities of the Board as the Board may deem fit, subject to such limitations and restrictions as the Board may from time to time prescribe. Such appointment(s) may be either for a fixed term or without any limitation of time, and the Board may from time to time (subject to any additional approvals required under, and the provisions of, the Companies Law and of any contract between any such person and the Company) fix their salaries and compensation, remove or dismiss them from office and appoint another or others in his, her or their place or places.

MINUTES

47.          MINUTES

Any minutes of the General Meeting or the Board or any Committee thereof, if purporting to be signed by the Chairperson of the General Meeting, the Board or a Committee thereof, as the case may be, or by the Chairperson of the next succeeding General Meeting, meeting of the Board or meeting of a Committee, as the case may be, shall constitute prima facie evidence of the matters recorded therein.

DIVIDENDS

48.          DECLARATION OF DIVIDENDS

The Board may, from time to time, declare, and cause the Company to pay dividends as permitted by the Companies Law. The Board shall determine the time for payment of such dividends and the record date for determining the Shareholders entitled thereto.

49.          AMOUNT PAYABLE BY WAY OF DIVIDENDS

Subject to the provisions of these Articles and subject to the rights or conditions attached at that time to any Share in the capital of the Company granting preferential, special or deferred rights or not granting any rights with respect to dividends, any dividend paid by the Company shall be allocated among the Shareholders (not in default in payment of any sum referred to in Article 14 hereof) entitled thereto on a pari passu basis in proportion to their respective holdings of the issued and outstanding Shares in respect of which such dividends are being paid.

50.          INTEREST

No dividend shall carry interest as against the Company.

51.          PAYMENT IN SPECIE

If so declared by the Board, a dividend declared in accordance with Article 48 may be paid, in whole or in part, by the distribution of specific assets of the Company or by distribution of paid up Shares, debentures or other securities of the Company or of any other companies, or in any combination thereof, in each case, the fair value of which shall be determined by the Board in good faith.

52.          IMPLEMENTATION OF POWERS

The Board may settle, as it deems fit, any difficulty arising with regard to the distribution of dividends, bonus shares or otherwise, and in particular, to issue certificates for fractions of shares and sell such fractions of shares in order to pay their consideration to those entitled thereto, or to set the value for the distribution of certain assets and to determine that cash payments shall be paid to the Shareholders on the basis of such value, or that fractions whose value is less than NIS 0.01 shall not be taken into account. The Board may instruct to pay cash or convey these certain assets to a trustee in favor of those people who are entitled to a dividend, as the Board shall deem appropriate

53.          DEDUCTIONS FROM DIVIDENDS

The Board may deduct from any dividend or other moneys payable to any Shareholder in respect of a Share any and all sums of money then payable by him or her to the Company on account of calls or otherwise in respect of Shares of the Company and/or on account of any other matter of transaction whatsoever.

54.          RETENTION OF DIVIDENDS

(a)          The Board may retain any dividend or other moneys payable or property distributable in respect of a Share on which the Company has a lien, and may apply the same in or toward satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

(b)          The Board may retain any dividend or other moneys payable or property distributable in respect of a Share in respect of which any person is, under Articles 19 or 20, entitled to become a Shareholder, or which any person is, under said Articles, entitled to transfer, until such person shall become a Shareholder in respect of such Share or shall transfer the same.

55.          UNCLAIMED DIVIDENDS

All unclaimed dividends or other moneys payable in respect of a Share may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. The payment of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company a trustee in respect thereof, and any dividend unclaimed after a period of one (1) year (or such other period determined by the Board) from the date of declaration of such dividend, and any such other moneys unclaimed after a like period from the date the same were payable, shall be forfeited and shall revert to the Company, provided, however, that the Board may, at its discretion, cause the Company to pay any such dividend or such other moneys, or any part thereof, to a person who would have been entitled thereto had the same not reverted to the Company. The principal (and only the principal) of any unclaimed dividend of such other moneys shall be if claimed, paid to a person entitled thereto.

56.          MECHANICS OF PAYMENT

Any dividend or other moneys payable in cash in respect of a Share, less the tax required to be withheld pursuant to applicable law, may, as determined by the Board in its sole discretion, be paid by check or warrant sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two (2) or more persons are registered as joint holders of such Share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to any one of such persons or his or her bank account or the person who the Company may then recognize as the owner thereof or entitled thereto under Article 19 or 20 hereof, as applicable, or such person’s bank account), or to such person and at such other address as the person entitled thereto may by writing direct, or in any other manner the Board deems appropriate. Every such check or warrant or other method of payment shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check or warrant by the banker upon whom it is drawn shall be a good discharge to the Company. Every such check shall be sent at the risk of the person entitled to the money represented thereby.

57.          RECEIPT FROM A JOINT HOLDER

If two or more persons are registered as joint holders of any share, or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable in respect of such share.

ACCOUNTS

58.          BOOKS OF ACCOUNT

The Company’s books of account shall be kept at the Office of the Company, or at such other place or places as the Board may think fit, and they shall always be open to inspection by all Directors. No Shareholder, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as explicitly conferred by law or authorized by the Board. The Company shall make copies of its annual financial statements available for inspection by the Shareholders at the principal offices of the Company. The Company shall not be required to send copies of its annual financial statements to the Shareholders.

59.          AUDITORS

The appointment, authorities, rights and duties of the auditor(s) of the Company, shall be regulated by applicable law, provided, however, that in exercising its authority to fix the remuneration of the auditor(s), the Shareholders in General Meeting may act (and in the absence of any action in connection therewith shall be deemed to have so acted) to authorize the Board (with right of delegation to a Committee thereof or to management) to fix such remuneration subject to such criteria or standards, and if no such criteria or standards are so provided, such remuneration shall be fixed in an amount commensurate with the volume and nature of the services rendered by such auditor(s). The General Meeting may, if so recommended by the Board, appoint the auditors for a period that may extend until the third Annual General Meeting after the Annual General Meeting in which the auditors were appointed.

SUPPLEMENTARY REGISTERS

60.          SUPPLEMENTARY REGISTERS

Subject to and in accordance with the provisions of Sections 138 and 139 of the Companies Law, the Company may cause supplementary registers to be kept in any place outside Israel as the Board may think fit, and, subject to all applicable requirements of law, the Board may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

INSURANCE, INDEMNITY AND EXEMPTION

61.          INSURANCE, INDEMNITY AND EXEMPTION

(a)          Insurance. Subject to the provisions of the Companies Law with regard to such matters, the Company may enter into a contract for the insurance of the liability, in whole or in part, of any of its Office Holders imposed on such Office Holder due to an act performed by or an omission of the Office Holder in the Office Holder’s capacity as an Office Holder of the Company arising from any matter permitted by law, including the following:

(i)            a breach of duty of care to the Company or to any other person;

(ii)           a breach of his duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable grounds to assume that act that resulted in such breach would not prejudice the interests of the Company;

(iii)          financial liability imposed on such Office Holder in respect to his capacity as an Office Holder in favor of any other person;

(iv)          financial liability imposed upon an Office Holder and reasonable litigation expenses, including attorney’s fees, expended by an Office Holder as a result of an administrative proceeding instituted against an Office Holder. Without derogating from the generality of the foregoing, such liability or expenses will include a payment which an Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israel Securities Law, 5728-1968 (the “Securities Law”) and expenses that an Office Holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law; and

(v)          any other event, occurrence, matters or circumstances under any law with respect to which the Company may, or will be able to, insure an Office Holder, and to the extent such law requires the inclusion of a provision permitting such insurance in these Articles, then such provision is deemed to be included and incorporated herein by reference (including, without limitation, in accordance with Section 50P of the  Israeli Economic Competition Law, 5758-1988 (the “RTP Law”), if and to the extent applicable).

(b)        Indemnification. Subject to the provisions of the Companies Law and any other law regarding such matter, the Company may retroactively indemnify an Office Holder of the Company to the maximum extent permitted under applicable law, including with respect to the following liabilities and expenses, provided that such liabilities or expenses were imposed on such Office Holder or incurred by such Office Holder due to an act performed by or an omission of the Office Holder in such Office Holder’s capacity as an Office Holder of the Company:

(i)            Financial liability imposed on an Office Holder in favor of another person by any court judgment, including a judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court in respect of an act performed by the Office Holder;

(ii)          Reasonable litigation expenses, including attorneys’ fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such Office Holder as a result of such investigation or proceeding; and (2) no financial liability in lieu of a criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding or if such financial liability was imposed, it was imposed with respect to an offence that does not require proof of criminal intent, or in connection with a monetary sanction;

(iii)          Reasonable litigation costs, including attorney’s fees, expended by an Office Holder or which were imposed on an Office Holder by a court in proceedings filed against the Office Holder by the Company or in its name or by any other person or in a criminal charge in respect of which the Office Holder was acquitted or in a criminal charge in respect of which the Office Holder was convicted for an offence which did not require proof of criminal intent;

(iv)          Financial liability imposed upon an Office Holder and reasonable litigation expenses, including attorney’s fees, expended by an Office Holder as a result of an administrative proceeding instituted against an Office Holder. Without derogating from the generality of the foregoing, such liability or expenses will include a payment which an Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law and expenses that an Office Holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law; and

(v)           Expenses that he has incurred or will incur in connection with a proceeding that has been conducted in respect of him pursuant to and/or in connection with section 50P of the RTP Law, including reasonable litigation expenses, including attorneys’ fees, and including by way of advance indemnification; and

(vi)          Any other event, occurrence, matter or circumstances under any law with respect to which the Company may, or will be able to, indemnify an Office Holder, and to the extent such law requires the inclusion of a provision permitting such indemnity in these Articles, then such provision is deemed to be included and incorporated herein by reference (including, without limitation, in accordance with Section 50P(b)(2) of the RTP Law, if and to the extent applicable).

Subject to the provisions of the Companies Law, the Company may undertake to indemnify an Office Holder, in advance, with respect to those liabilities and expenses described in the following Articles:

(A)	Sub-Article 61(b)(ii) to 61(b)(v); and

(B)
Sub-Article 61(b)(i), provided that the undertaking to indemnify is limited to such events which the Directors shall deem to be foreseeable in light of the operations of the Company at the time that the undertaking to indemnify is made and for such amounts or criteria which the Directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances.

(c)          Exemption from Liability. Subject to the provisions of the Companies Law, the Company may, to the maximum extent permitted by law exempt and release, in advance, any Office Holder from any liability to the Company for damages arising out of a breach of a duty of care towards the Company.

(d)          General.

(i)           Any amendment to the Companies Law and/or the Securities Law or any other applicable law adversely affecting the right of any Office Holder to be indemnified, insured or exempt pursuant to Article 61 and any amendments to Article 61 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify, insure or exempt an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

(ii)          The provisions of Article 61 (i) shall apply to the maximum extent permitted by law (including, the Companies Law, the Securities Law and the RTP Law); and (ii) are not intended, and shall not be interpreted so as to restrict the Company, in any manner, in respect of the procurement of insurance and/or in respect of indemnification (whether in advance or retroactively) and/or exemption, in favor of any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder; and/or any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law.

WINDING UP, MERGER AND REORGANIZATION

62.A.          WINDING UP

If the Company is wound up, then, subject to applicable law and to the rights of the holders of Shares with special rights upon winding up, the assets of the Company available for distribution among the Shareholders shall be distributed to them in proportion to the number of issued and outstanding Shares held by each Shareholder.

62.B.          MERGER AND REORGANIZATION

Notwithstanding the provisions of section 327(a) of the Companies Law, the majority required for the approval of a merger by the general meeting or by a class meeting shall be a Simple Majority.

NOTICES

63.          NOTICES

(a)          Any written notice or other document may be served by the Company upon any Shareholder either personally, by facsimile, email or other electronic transmission, or by sending it by prepaid mail (airmail if sent internationally) addressed to such Shareholder at his or her address as described in the Shareholders Register or such other address as the Shareholder may have designated in writing for the receipt of notices and other documents.

(b)          Any written notice or other document may be served by any Shareholder upon the Company by tendering the same in person to the Secretary or the Chief Executive Officer of the Company at the principal office of the Company, by facsimile transmission, email or other electronic submission, or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at its Office.

(c)          Any such notice or other document shall be deemed to have been served:

(i)            in the case of mailing, forty-eight (48) hours after it has been posted, or when actually received by the addressee if sooner than forty-eight hours after it has been posted;

(ii)           in the case of overnight air courier, on the next business day following the day sent, with receipt confirmed by the courier, or when actually received by the addressee if sooner than three business days after it has been sent;

(iii)          in the case of personal delivery, when actually tendered in person, to such addressee; or

(iv)          in the case of facsimile, email or other electronic transmission, on the first business day (during normal business hours in place of addressee) on which the sender receives automatic electronic confirmation by the addressee’s facsimile machine that such notice was received by the addressee or delivery confirmation from the addressee’s email or other communication server.

(d)          If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some other respect, to comply with the provisions of this Article.

(e)          All notices to be given to the Shareholders shall, with respect to any Share to which persons are jointly entitled, be given to whichever of such persons is named first in the Shareholders Register, and any notice so given shall be sufficient notice to the holders of such Share.

(f)          Any Shareholder whose address is not described in the Shareholders Register, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

(g)          Notwithstanding anything to the contrary contained herein, notice by the Company of a General Meeting, containing the information required by applicable law and these Articles to be set forth therein, which is published, within the time otherwise required for giving notice of such meeting, in either or several of the following manners (as applicable) shall be deemed to be notice of such meeting duly given, for the purposes of these Articles, to any Shareholder whose address as registered in the Shareholders Register (or as designated in writing for the receipt of notices and other documents) is located either inside or outside the State of Israel:

(i)           if the Company’s Shares are then listed for trading on a national securities exchange in the United States or quoted in an over-the-counter market in the United States, publication of notice of a General Meeting pursuant to a report or a schedule filed with, or furnished to, the SEC pursuant to the Securities Exchange Act of 1934, as amended; and/or

(ii)          on the Company’s internet site.

(h)          The mailing or publication date and the record date and/or date of the meeting (as applicable) shall be counted among the days comprising any notice period under the Companies Law and the regulations thereunder.

AMENDMENT

64.          AMENDMENT

Any amendment of these Articles shall require, in addition to the approval of the General Meeting of Shareholders in accordance with these Articles, also the approval of the Board with the affirmative vote of a majority of the then serving Directors.

FORUM FOR ADJUDICATION OF DISPUTES

65.          FORUM FOR ADJUDICATION OF DISPUTES

(a)          Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America, shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the U.S. Securities Act of 1933, as amended, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the Company, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. The foregoing provisions of this Article shall not apply to causes of action arising under the U.S. Securities Exchange Act of 1934, as amended.

(b)          Unless the Company consents in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Securities Law.

(c)          Any person or entity purchasing or otherwise acquiring or holding any interest in shares of the Company shall be deemed to have notice of and consented to the provisions of this Article.

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